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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SYNERGEN, INC.
                           (NAME OF SUBJECT COMPANY)

                                 SYNERGEN, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   871594107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               GREGORY B. ABBOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 SYNERGEN, INC.
                                1885 33RD STREET
                            BOULDER, COLORADO 80301
                                 (303) 938-6200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:


       LARRY W. SONSINI, ESQ.                     GEORGE A. VANDEMAN, ESQ.
        AARON J. ALTER, ESQ.                          LATHAM & WATKINS
 WILSON, SONSINI, GOODRICH & ROSATI           633 WEST FIFTH STREET, SUITE 4400
         650 PAGE MILL ROAD                  LOS ANGELES, CALIFORNIA 90071-2007
  PALO ALTO, CALIFORNIA 94304-1050                     (213) 485-1234
           (415) 493-9300


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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Synergen, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1885 33rd Street, Boulder, Colorado 80301. The title and the class of equity securities to which this statement relates is the Common Stock of the Company, $.01 par value per share (the "Shares"), including associated rights to purchase units of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Rights") issued pursuant to the Rights Agreement dated as of October 24, 1991 (the "Rights Agreement"), between the Company and Chemical Trust Company of California, as Rights Agent. Unless the context indicates otherwise, all references herein to the Shares shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER

     This statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated November 23, 1994 (the "Schedule 14D-1"), of Amgen Acquisition Subsidiary, Inc. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Amgen Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Shares at a price of $9.25 per Share, net to the seller in cash without interest, subject to certain conditions set forth therein. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger, dated as of November 17, 1994 (the "Merger Agreement"), among the Company, Parent and Purchaser, a copy of which is filed as Exhibit 2.1 to this statement and is incorporated herein by reference. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the expiration of the Offer. The Schedule 14D-1 states that the address of the principal executive offices of Parent and Purchaser is Amgen Center, 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789. A copy of the press release issued by the Company and Parent on November 18, 1994, is filed as
Exhibit 99.1 to this statement and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates, including a description of the Company's employment and severance arrangements with its executive officers, are described in the Company's Information Statement in sections entitled "BOARD OF DIRECTORS -- Director Compensation" and "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS" and "EXECUTIVE OFFICER COMPENSATION." The Information Statement is attached hereto as Annex A, filed as
Exhibit 20.1 to this statement and incorporated herein by reference. In addition, certain contracts, agreements, arrangements and understandings relating to the Company and/or the Company's directors, executive officers and affiliates are contained in the Merger Agreement, and are described below under "Merger Agreement" and "Additional Agreements, Arrangements and Understandings."

     MERGER AGREEMENT

     The following summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Merger Agreement.

     The Offer. The Merger Agreement provides that the obligations of Purchaser to consummate the Offer and to accept for payment and pay for any of the Shares tendered will be subject to certain conditions, including there being validly tendered a number of Shares which constitutes at least a majority of the Shares then outstanding on a fully diluted basis (the "Minimum Condition"), which are described below under "Certain Conditions of the Offer." The Offer will remain open for a minimum of 20 business days after commencement of the Offer, unless Purchaser extends the Offer as permitted by the Merger Agreement.

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     Pursuant to the Merger Agreement, Purchaser reserves the right to waive any conditions to the Offer, other than the Minimum Condition, to increase the price per Share payable in the Offer or to make any other changes in the terms and conditions of the Offer; provided, however, that no such change may be made which decreases the price per Share, changes the form of consideration payable in the Offer, reduces the maximum number of Shares to be purchased in the Offer, imposes conditions to the Offer in addition to those described below under "Certain Conditions of the Offer" or amends any other material term of the Offer in a manner materially adverse to the Company's stockholders without the Company's prior written consent; provided further, however, that notwithstanding the foregoing, Purchaser may waive the Minimum Condition if Purchaser, after consultation with the Company, upon consummation of the Offer, accepts for payment and pays for a majority of the Shares outstanding at the time of such consummation.

     The Merger Agreement further provides that the Offer may not, without the Company's prior written consent, be extended, except as necessary to provide time to satisfy the conditions described below under "Certain Conditions of the Offer"; provided, however, that Purchaser may extend (and re-extend) the Offer for up to a total of 10 business days, if as of the initial Expiration Date there will not have been validly tendered and not withdrawn at least 90% of the outstanding Shares so that the Merger can be effected without a meeting of the Company's stockholders in accordance with the Delaware General Corporation Law. Purchaser has agreed that if all conditions described below under "Certain Conditions of the Offer" are satisfied on the initial Expiration Date, other than the Minimum Condition or the condition described in paragraph (b) under "Certain Conditions of the Offer" below, Purchaser will extend (and re-extend) the Offer for up to a maximum of 20 business days to provide time to satisfy either such condition, so long as all other conditions remain satisfied.

     Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of and payment by Purchaser for such number of Shares which satisfies the Minimum Condition, Parent will be entitled to designate a majority of the members of the Board of Directors of the Company (the "Board"). The directors of Purchaser immediately prior to the consummation of the Merger will be the initial directors of the Surviving Corporation.

     The Merger. The Merger Agreement provides that upon the consummation of the Merger (the "Effective Time") the Company will be merged with Purchaser, and each then outstanding Share (other than Shares held by Parent, Purchaser, the Company or any of their respective subsidiaries (which Shares shall be canceled), or by holders who properly exercise and perfect stockholder appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive in cash, without interest, the highest price per Share paid pursuant to the Offer.

     Pursuant to the Merger Agreement, following the purchase of Shares pursuant to the Offer, the approval (if required) of the Merger Agreement by the stockholders of the Company and the satisfaction or waiver of the other conditions to the Merger, Purchaser will be merged into the Company, the separate existence of Purchaser will cease and the Company will continue, under its name, as the Surviving Corporation. The Merger Agreement also provides that Parent may elect to structure the Merger so that the Company will be merged into Purchaser, and Purchaser will continue as the Surviving Corporation.

     The Merger Agreement provides that all notes and other debt instruments of the Company that are outstanding at the Effective Time will continue to be outstanding subsequent to the Effective Time as debt instruments of the Surviving Corporation, if permitted by their respective terms and provisions.

     Pursuant to the Merger Agreement, as promptly as practicable after the Effective Time, each holder of a then outstanding employee or director stock option (an "Option") to purchase Shares granted under any employee or director plan of the Company prior to November 17, 1994 (other than Options held by any director or executive officer of the Company that were granted (or deemed granted) at any time on or after the date that is six months prior to the Effective Time (the "Recent Insider Options")) will be entitled (whether or not such Option is then exercisable) to receive in consideration of cancellation of such Option (and any outstanding stock appreciation right related thereto) a cash payment from the Company in an amount equal to the difference between $9.25 in cash, or any higher amount per Share as is paid pursuant to the Offer (the "Merger Consideration"), and the per Share exercise price of such Option, multiplied by the number of

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Shares covered by such Option. The Recent Insider Options will remain outstanding in accordance with their terms and will not be affected in any way by the consummation of the Merger.

     The Merger Agreement further provides that each outstanding warrant of the Company will be unaffected by the Merger, except as otherwise provided in the relevant warrant agreements. In general, such agreements provide that, in connection with the transactions contemplated by the Offer, each outstanding warrant shall represent the right to receive only the per Share Merger Consideration upon payment by the holder thereof of the per Share exercise price provided in each such outstanding warrant.

     Certain Conditions to the Obligations of Each Party to Effect the
Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Effective Time of the following conditions: (i) if required by the Delaware General Corporation Law, the Merger Agreement and the Merger will have been approved and adopted by the requisite vote or consent of the stockholders of the Company, (ii) Shares will have been purchased pursuant to the Offer and (iii) no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or executive order promulgated or enacted by any governmental authority will be in effect, which would make the acquisition or holding by Parent, its subsidiaries or affiliates of the shares of Common Stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger; provided, however, that the parties will have used all reasonable efforts to prevent such event.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations and warranties by the Company as to financial statements, public filings, undisclosed liabilities, litigation, taxes, real property, employee benefit plans, environmental matters, labor matters and intellectual property.

     Covenants. The Merger Agreement provides that, unless otherwise consented to by Parent or unless the failure to comply with any of the following covenants results from actions by the Board that are approved by a majority of the directors appointed by Purchaser, between November 17, 1994 and the Effective Time, the Company and its subsidiaries will conduct business only in the ordinary course and consistent with past practices. The Merger Agreement further provides that the Company (i) will use its reasonable efforts to maintain and preserve its business organization, assets, employees, United States Food and Drug Administration ("FDA") and equivalent regulatory agency licenses and approvals, and United States Patent and Trademark Office and equivalent agency filings and advantageous business relationships, (ii) will not (A) issue, sell, pledge, transfer, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge, transfer, disposition or encumbrance of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, capital stock of any class of the Company or any of its subsidiaries, other than Shares issuable upon exercise of Options or warrants outstanding prior to November 17, 1994 and, consistent with past practices, in accordance with the terms of applicable agreements and employee plans or (B) authorize, recommend or propose any change in its capitalization, (iii) will not (A) except in the ordinary course of business and consistent with past practices, sell, pledge, transfer, assign, license, dispose of, encumber or lease any assets of the Company or of any of its subsidiaries or (B) whether or not in the ordinary course of business, sell, pledge, transfer, assign, license, dispose of, encumber or lease any material assets of the Company and its subsidiaries, (iv) will not (A) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock, other than dividends and distributions by a subsidiary of the Company to the Company or to a subsidiary all of the capital stock of which is owned directly or indirectly by the Company or (B) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any of its capital stock, (v) will not, except in the ordinary course of business and consistent with past practices, acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of stock or securities, contributions to capital (other than to subsidiaries), property transfer or purchase of any amount of property or assets, in any other individual or entity, (vi) will not incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any material

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loans or advances, (vii) will not take any action with respect to the grant of any severance or termination pay (other than pursuant to policies or agreements of the Company or any of its subsidiaries in effect on or prior to the date hereof) or with respect to any increase of benefits payable under its severance or termination pay policies or agreements in effect prior to November 17, 1994,
(viii) will not (except for annual salary increases not to exceed 5% adopted in the ordinary course of business) adopt or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any employee or increase in any manner the compensation or fringe benefits of any employee or pay any benefit not required by any existing plan, arrangement or agreement, (ix) will not make any tax election or settle or compromise any material federal, state, local or foreign income tax liability and (x) will deliver to Parent all of the Company's monthly and quarterly, if any, financial statements for periods and dates subsequent to September 30, 1994 as soon as practicable after the same are available to the Company.

     Proxy Statement; Stockholders Meeting. The Merger Agreement provides that, if a meeting (or written consent) of the Company's stockholders is required by the Delaware General Corporation Law to approve the Merger Agreement and the Merger, then promptly after consummation of the Offer, the Company will prepare and will file with the Securities and Exchange Commission (the "Commission") as promptly as practicable a preliminary proxy statement, together with a form of proxy, with respect to the meeting (or written consent) of the Company's stockholders at which the stockholders of the Company will be asked to vote upon and approve the Merger Agreement and the Merger. As promptly as practicable after such filing, subject to compliance with the rules and regulations of the Commission, the Company will prepare and file a definitive Proxy Statement and form of proxy with respect to such meeting (or written consent) (the "Proxy Statement") and will use all reasonable efforts to have the Proxy Statement cleared by the Commission as promptly as practicable, and promptly thereafter will mail the Proxy Statement to stockholders of the Company. In lieu of a stockholders meeting, the Company could seek stockholder approval of the Merger Agreement and the Merger by written consent.

     Pursuant to the Merger Agreement, if a meeting of the Company's stockholders is required by the Delaware General Corporation Law to approve the Merger Agreement and the Merger, then as promptly as practicable after consummation of the Offer, the Company will take all action necessary, in accordance with the Delaware General Corporation Law and its Certificate of Incorporation and Bylaws, to convene a meeting (or obtain the written consents) of its stockholders (the "Special Meeting") to consider and vote upon the Merger Agreement and the Merger. The Merger Agreement further provides that the affirmative vote of stockholders required for approval of the Merger Agreement and Merger will be no greater than a majority. It also provides that, subject to the fiduciary duties of the Board under the Delaware General Corporation Law, the Proxy Statement will contain the recommendation of the Board that the stockholders of the Company vote to adopt and approve the Merger Agreement and the Merger and the Company will use its reasonable efforts to solicit from stockholders of the Company proxies in favor of such adoption and approval (and Purchaser will vote all Shares purchased by it in favor of such adoption and approval) and to take all other action necessary or, in the reasonable judgment of Parent, helpful to secure the vote or consent of stockholders required by the Delaware General Corporation Law to effect the Merger.

     Stock Options. The Merger Agreement provides that the Company will take such action as may be permitted under its employee plans to effect the cancellations described under "Merger" above and will comply with all requirements regarding income tax withholding in connection therewith. In addition, but subject to the terms of the employee plans and applicable law, the Company will take all steps necessary to cause its employee plans to be terminated on or prior to the Effective Time, and to satisfy Parent that no holder of Options or participant in any employee plans will have any right to acquire any interest in the Company or Parent as a result of the exercise of Options or other rights pursuant to such employee plans on or after the Effective Time.

     Solicitations of Transactions. The Merger Agreement provides that the Company will not, and will use its reasonable efforts to cause its officers, directors and agents not to, solicit, initiate or deliberately encourage submission of, or participate in discussions concerning, or supply any information in response to, proposals or offers from any person relating to any acquisition or purchase of all or (other than in the ordinary course of

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business) a material amount of the assets of, or any equity interest in, the
Company or any merger, consolidation or business combination with the Company (an "Acquisition Proposal"). The Company has agreed to promptly notify Parent if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made.

     Pursuant to the Merger Agreement, however, to the extent required by the fiduciary obligations of the Board, as advised by its counsel, the Company may, in response to a request or inquiry that could reasonably be expected to result in an Acquisition Proposal, which request or inquiry was unsolicited after November 17, 1994, participate in discussions or negotiations with, or furnish information with respect to the Company pursuant to a confidentiality agreement substantially similar to the confidentiality agreement in effect with Parent, to any person. In addition, following the receipt of an Acquisition Proposal, which the Board determines in good faith, based upon the advice of its outside financial advisors, to be more favorable to the Company's stockholders than the Offer and the Merger (a "Superior Proposal"), the Company may, subject to the Termination Fee (as described below), terminate the Merger Agreement and accept such Superior Proposal, and the Board may approve or recommend (and, in connection therewith, withdraw or modify the approval or recommendation of the Offer, the Merger Agreement or the Merger) such Superior Proposal.

     Indemnification. The Merger Agreement provides that the Company will, to the fullest extent permitted under applicable laws, indemnify and hold harmless, and, after the Effective Time, Parent and the Surviving Corporation will, to the fullest extent permitted under applicable laws, indemnify and hold harmless, each present and former director and officer of the Company (the "Indemnified Parties") against any losses, claims, damages, liabilities, costs, expenses, judgments and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any action or omission by such director or officer prior to the Effective Time in his/her capacity as such (including, without limitation, any claims, actions, suits, proceedings or investigations which arise out of or relate to the transactions contemplated by the Merger Agreement); provided, however, that neither the Company, Parent nor the Surviving Corporation will have any obligation under the Merger Agreement to indemnify any Indemnified Party against any losses, claims, damages, liabilities, costs, expenses, judgments or amounts to the extent the same is found to have resulted from such Indemnified Person's own gross negligence or willful misconduct.

     In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (a) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and the Surviving Corporation and Parent after the Effective Time), (b) the Company (or after the Effective Time, the Surviving Corporation and Parent) will pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (c) the Company (or after the Effective Time, the Surviving Corporation and Parent) will use their respective reasonable efforts to assist in the vigorous defense of any such matter, provided, that neither the Company, the Surviving Corporation nor Parent will be liable for any such settlement effected without their written consent, which consent, however, will not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, will notify the Company, the Surviving Corporation or Parent thereof and will deliver to the Company or the Surviving Corporation an undertaking to repay any amounts advanced pursuant hereto when and if a court of competent jurisdiction will ultimately determine, after exhaustion of all avenues of appeal, that such Indemnified Party was not entitled to indemnification under this Section. The Indemnified Parties as a group may retain only one law firm in each jurisdiction to represent them with respect to any such matter unless there is, under applicable standards of professional conduct as determined by such counsel, a conflict on any significant issue between the positions of any two or more Indemnified Parties. In addition to the indemnification provided under the Merger Agreement, the Indemnified Parties shall retain all right to indemnification under existing indemnification agreements or charter or Bylaw provisions of the Company existing on November 17, 1994.

     Severance. The Merger Agreement further provides that, if at any time during the one-year period following November 17, 1994, the Company effects any reduction in employment of any employee who as of the Effective Time had been an employee of the Company, the Company will, except as otherwise required

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pursuant to applicable severance agreements, substantially comply with certain specified termination policies and procedures of the Company in effect on November 17, 1994.

     Termination; Fees and Expenses. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company, by mutual written consent of the Boards of Directors of Purchaser and the Company.

     The Merger Agreement may also be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company, by the Company (i) if (A) Purchaser or any of its subsidiaries or affiliates (1) terminates the Offer in accordance with its terms, or (2) fails to purchase Shares pursuant to the Offer within 120 days after the commencement of the Offer or (B) the Offer expires without any Shares having been purchased and without Purchaser having an obligation to extend the Offer pursuant to the Merger Agreement, except that in each case, the Company may not terminate the Merger Agreement as described in this clause (i) if it fails to perform in any material respect any of its material obligations under the Merger Agreement,
(ii) in the event the Company has complied in all material respects with its obligations with respect to the Acquisition Proposals as described under "Solicitations of Transactions" above and has determined to accept a Superior Proposal; provided, however, if the Company elects to terminate the Merger Agreement as described in this clause (ii), then the Company will promptly, but in no event later than two days after such termination, pay Purchaser a fee of $8,000,000 (which includes a non-accountable allowance for expenses and fees), which amount will be payable in same day funds (the "Termination Fee"); provided further, however, that no fee will be payable if either Parent or Purchaser is in material breach of their obligations under the Merger Agreement, (iii) if the Effective Time has not occurred on or before November 17, 1995 due to a failure of any of the conditions to the obligations of the Company to effect the Merger or (iv) if Purchaser breaches or fails to perform in all material respects any of its material obligations or agreements under the Merger Agreement, or any of Purchaser's material representations and warranties is, or becomes, inaccurate or incomplete in any material respect.

     The Merger Agreement may also be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company, by Purchaser (i) if (A) Purchaser or any of its subsidiaries or affiliates (1) terminates the Offer in accordance with its terms, or (2) fails to purchase Shares pursuant to the Offer within 120 days after the commencement of the Offer; or (B) the Offer expires without any Shares having been purchased and without Purchaser having an obligation to extend the Offer pursuant to the Merger Agreement, except that in each case, Purchaser may not terminate the Merger Agreement as described in this clause (i) if it fails to perform in any material respect any of its material obligations under the Merger Agreement,
(ii) in the event the Company has complied in all material respects with its obligations with respect to any Acquisition Proposals as described under "Solicitations of Transactions" above and has determined to accept a Superior Proposal; provided, however, if Purchaser elects to terminate the Merger Agreement as described in this clause (ii), then the Company will promptly, but in no event later than two days after such termination, pay Purchaser the Termination Fee; provided further, however, that no fee will be payable if either Parent or Purchaser is in material breach of their obligations under the Merger Agreement, (iii) if the Effective Time has not occurred on or before November 17, 1995 due to a failure of any of the conditions to the obligations of Purchaser to effect the Merger, (iv) if the Company withdraws or modifies in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or the Board resolves to do any of the foregoing, except that Purchaser may not terminate the Merger Agreement as described in this clause (iv) if it fails to perform in any material respect any of its obligations under the Merger Agreement; provided, however, if Purchaser elects to terminate the Merger Agreement as described in this clause (iv), then the Company will promptly, but in no event later than two days after such termination, pay Purchaser the Termination Fee; provided further, however, that no fee will be payable if either Parent or Purchaser is in material breach of their obligations under the Merger Agreement or (v) if the Company breaches or fails to perform in all material respects any of its obligations or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement, the disclosure schedule or in any written certificate or schedule delivered pursuant thereto is, or becomes, inaccurate or incomplete in any respect, in each case, with such exceptions as would not in the aggregate have a material adverse effect on the Company and its subsidiaries taken as a whole; provided,

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however, if Purchaser elects to terminate the Merger Agreement as described in this clause (v), then the Company will be obligated to pay Purchaser $8,000,000 as liquidated damages.

     Certain Conditions of the Offer. Notwithstanding any other provisions of the Offer, but subject to the terms of the Merger Agreement, and in addition to the Minimum Condition, Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, tendered Shares, or may, in the sole discretion of Purchaser, terminate the Offer as to any Shares not then accepted for payment or paid for, if any of the following events shall occur, which, in the reasonable judgment of Purchaser with respect to each and every matter referred to below and regardless of the circumstances giving rise to any of the following events, makes it inadvisable to proceed with the Offer, the acceptance for payment or payment for the Shares or the Merger:

          (a) The affirmative vote of the holders of more than a majority of the outstanding Shares is required to consummate the Merger or Purchaser is not entitled to vote its Shares for the Merger, or the affirmative vote of the holders of any securities of the Company other than the Shares is required to consummate the Merger;

          (b) Any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by the Merger Agreement under the HSR Act shall not have expired or been terminated;

          (c) The Company shall not have obtained such licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the Merger (excluding licenses, permits, consents, approvals, authorizations, qualifications or orders, the failure of which to obtain would not in the aggregate have a material adverse effect on the Company and its subsidiaries taken as a whole);

          (d) The Company shall have withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or the Board shall have resolved to do any of the foregoing, except in the case that Purchaser or Parent shall have failed to perform in any material respect any of their respective material obligations under the Merger Agreement;

          (e) There shall be instituted or pending any action or proceeding which has a reasonable probability of success before any domestic or foreign court, legislative body or governmental agency or other regulatory or administrative agency or commission (i) challenging the acquisition in whole or in part of the Shares, seeking to restrain or prohibit the making or consummation of the Offer or seeking to obtain any material damages or otherwise directly or indirectly relating to the transaction contemplated by the Offer, (ii) seeking to prohibit or restrict the ownership or operation by Parent or Purchaser (or any of their respective affiliates or subsidiaries) of any material portion of its or the Company's business or assets, or to compel Parent or Purchaser (or any of their respective affiliates or subsidiaries) to dispose of or hold separate all or any material portion of the Company's business or assets as a result of the Offer, (iii) making the purchase of, or payment for, some or all of the Shares illegal, (iv) resulting in a delay in the ability of Purchaser to accept for payment or pay for some or all of the Shares, (v) imposing material limitations on the ability of Purchaser effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Purchaser on all matters properly presented to the stockholders of the Company, (vi) imposing any limitations on the ability of Parent or Purchaser or any of their respective affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company, (vii) which otherwise is reasonably likely to have a material adverse effect on the Company and its subsidiaries taken as a whole, or (viii) which may result in a material limitation on the benefits expected to be derived by Parent and Purchaser as a result of the Offer, including without limitation, any limitation on the ability to consummate the Merger;

          (f) Any statute, rule, regulation or order shall be enacted, promulgated, entered or deemed applicable to the Offer or the Merger, or any other action shall have been taken, proposed or threatened, by any domestic or foreign government or governmental authority or by any court, domestic or foreign, which, in the reasonable judgment of Purchaser, is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (viii) of subsection (e) above;

          (g) Any change (or any development involving a prospective change) shall have occurred which in the judgment of Purchaser had, or may reasonably be expected to have, a material adverse effect on the Company and its subsidiaries taken as a whole;

          (h) The Company shall have breached or failed to perform in all material respects any of its obligations or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement, the schedules thereto or in any written certificate or schedule delivered pursuant thereto shall be, or have become, inaccurate or incomplete in any respect, in each case, with such exceptions as would not in the aggregate have a material adverse effect on the Company and its subsidiaries taken as a whole;

          (i) The Merger Agreement shall have been terminated by the Company, Parent or Purchaser pursuant to its terms;

          (j) Any "Triggering Event" under the Rights Agreement shall have occurred and the Rights shall not be redeemable by the Company; or

          (k) (1) a Stipulation of Settlement shall not have been entered into by the Company and certain plaintiffs (the "Plaintiffs") (the "Stipulation of Settlement") constituting, subject to court approval, a legally binding agreement for the full and complete settlement of the class action litigation captioned In re Synergen, Inc. Securities Litigation, Case No. 93-B-402, pending in the United States District Court for the District of Colorado (the "Court"), as such settlement is described in that certain Memorandum of Understanding dated as of November 17, 1994 by and between the Company and the Plaintiffs (the "MOU"), (2) the Stipulation of Settlement shall not be in full force and effect or shall not reasonably reflect the terms and conditions of the MOU or (3) the Court shall not have entered a Scheduling Order providing for, (i) approval of a form of notice to the class members of the Stipulation of Settlement and a deadline for giving notice to the class members, (ii) deadlines for class members to object to the settlement and/or to opt out of the class and (iii) a hearing date upon which the Court will consider whether to grant final approval of the Stipulation of Settlement.

     The foregoing conditions are for the sole benefit of Purchaser and may be asserted regardless of the circumstances giving rise to any such conditions or may be waived in whole or in part. The failure to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each right shall be deemed a continuing right which may be asserted at any time and from time to time.

     Amendment; Waiver. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented by written agreement of the parties hereto at any time before the Effective Time.

     Subject to applicable law, at any time prior to the Effective Time, whether before or after the Special Meeting, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of any other party thereto or (ii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

     Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

     Delaware Law. The Board of the Company has approved the Merger Agreement and the transactions contemplated thereby, for purposes of Section 203 of the Delaware General Corporation Law. Accordingly, the restrictions of Section 203 do not apply to the transactions contemplated by the Offer. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

  Additional Agreements, Arrangements and Understandings

     Indemnification of Directors and Officers. Section 145 of Delaware General Corporation Law authorizes a court to award, or a corporation's Board to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Further, in accordance with the Delaware General Corporation Law, the Company's Certificate of Incorporation eliminates the liability of a director to the Company or its stockholders for monetary damages for breaches of his or her fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The Company's By-Laws provide for indemnification of certain officers, directors, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into indemnification agreements with its executive officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also resolve certain procedural and substantive matters which are not covered, or are covered in less detail, in the By-Laws. A copy of the form of such indemnification agreement is filed as Exhibit 7 to this statement and incorporated herein by reference.

  Recent Litigation

     Following a drop in the price of Company's Common Stock on February 22, 1993, a number of class action complaints were filed against Company and certain of its officers and directors in the United States District Court for the District of Colorado on behalf of various classes of the Company's investors. The complaints were consolidated by a consolidated class action complaint that was filed on April 15, 1993, and amended on May 2, 1994 (the "Class Action Complaint"). In addition to the Company, Larry Soll, chairman of the Board of Directors of the Company and the former chief executive officer, and Kenneth J. Collins, executive vice president of finance and administration, were named as defendants in the Class Action Complaint, together with Jon S. Saxe, the former president and chief executive officer and a former director, and Michael A. Catalano, the former vice president of clinical research. The original consolidated complaint alleged violations of federal securities laws and state law. The Court dismissed the state law claims on April 8, 1994. On May 30, 1994, the defendants in the suit filed a motion to dismiss or in the alternative for summary judgment which was heard on September 2, 1994. The motion was denied on September 15, 1994. Trial has been set for May 22, 1995.

     On November 17, 1994, the parties executed a binding Memorandum of Understanding containing the material terms of a settlement of the case. In consideration of the payment of $28 million by the Company and its insurers, the plaintiffs agreed to dismiss the action with prejudice. The settlement is subject to court approval and to the right of individual stockholders to opt-out, object to, or otherwise request exclusion from, the class. The preliminary approval hearing by the Court is scheduled for December 15, 1994.

     On November 16, 1994, three individual plaintiffs filed an action against the Company and Jon S. Saxe, the former president and chief executive officer of the Company and a former director, in the District Court of Colorado in and for the City and County of Denver. The case is styled Donald R. Temple, John Temple and Mary Louise Temple v. Synergen, Inc. and Jon Saxe, Case No. 94-CV-5717. The complaint alleges violations of Colorado securities laws (the equivalents of Sections 10(b) and 20(a) of the Exchange Act) and common law fraud and negligent misrepresentation. Plaintiffs allege that various public statements about the Company and its prospects made by the Company and Saxe during the period between November 7, 1991 and July 1994, inclusive, were either false or misleading by virtue of the alleged failure to disclose allegedly material facts. The allegations of the complaint are similar to, although less detailed than, those contained in the Class Action Complaint. In addition, the allegations of the complaint also recount the Company's decision to halt the Phase III follow-on trial on July 1994 although it is unclear if this announcement forms the basis for any theory of liability.

     On Friday, November 18, 1994, two shareholders filed a putative class action suit in the Court of Chancery of the State of Delaware in and for New Castle County against the Company and certain of its officers and directors. The case is styled Anna Stanley and Len Kahn v. Larry Soll, Gregory B. Abbott, Robert C. Thompson, Arthur H. Hayes, David I. Hirsh, Barry MacTaggart, Glenn S. Utt, Robert F. Hendrickson and Synergen, Inc., Case No. 13892. The complaint, which purports to be brought on behalf of all of the Company's stockholders, alleges that the proposed transaction whereby Amgen Inc. will seek to acquire the Company is unfair to the Company's stockholders and constitutes a breach of defendants' fiduciary duties of loyalty and due care. By their complaint, plaintiffs seek a preliminary injunction enjoining the proposed transaction or, in the event the transaction is consummated, an order rescinding the transaction, together with an accounting and compensatory damages in an unstated amount.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. The Board at a special meeting held on November 17, 1994, unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, has approved the Offer, the Merger Agreement and the Merger and recommends that holders of Shares of the Company accept the Offer and tender their shares pursuant to the Offer. A copy of the Company's letter to stockholders dated November 23, 1994, is filed as
Exhibit 20.2 to this statement and is incorporated herein by reference.

     Background. In July 1994, the Company received the results of an interim analysis of the follow-up Phase III clinical trial of its then most advanced commercial product candidate, interleukin-1 receptor antagonist ("IL-1ra"). Such results indicated a lack of efficacy of IL-1ra for severe sepsis, and that continuation of the trial would not likely produce evidence of efficacy in treating severe sepsis. In order to conserve cash and direct its efforts toward its most promising opportunities, the Company eliminated significant operations and reduced personnel by approximately 60 percent. As a result of these developments, the Board of Directors determined that it should take action to consider the Company's strategic alternatives and to compare these alternatives with a strategy of operating the Company as an independent entity. Accordingly, the Board initiated review of the business and financial condition of the Company and decided to retain an investment banking firm to assist in the process. In July 1994, Morgan Stanley & Co. Incorporated ("Morgan Stanley") was engaged to study strategic alternatives to restructure the business and capital structure of the Company in order to maximize stockholder value. In September 1994, Alex. Brown & Sons Incorporated ("Alex. Brown") was engaged to perform investment banking and advisory services in connection with a possible business combination involving the Company. Between July 22, 1994 and November 17, 1994, the Board held twelve different meetings to consider such strategic and financial alternatives. Representatives of the Company's legal and financial advisors attended a number of these meetings.

     In conducting its review for the purpose of making recommendations to the Board, Morgan Stanley held discussions with Company management and reviewed, among other things, Company information, analyzed competition in the industry and for the Company's products, analyzed the acquisition potential of the Company and made preliminary contact with potential strategic investors and acquirors. Strategic alternatives reviewed and analyzed by Morgan Stanley included continuing the business as an independent company, equity investments by third parties in which the Company would remain independent, a sale of the Company in the form of a 100% sale to a third party, structured sale or earn-out or a joint venture transaction. This summary of the Morgan Stanley presentation does not purport to be a complete description of the presentation by Morgan Stanley to the Board.

     Upon the advice of Morgan Stanley, the Company pursued contacts with a number of parties, including Parent, regarding a potential strategic transaction. The Company received no formal offers or proposals other than the offer from Parent. Such contacts with parties other than Parent ceased as of November 17, 1994, when Parent and the Company entered into the Merger Agreement.

     Reference is made to the Schedule 14D-1 for a summary of Parent's contacts with the Company leading to the execution of the Merger Agreement.

     (b) Reasons for the Board's Conclusions. In reaching the determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

          (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

          (ii) The projected financial condition and results of operations of the Company;

          (iii) A review of the possible alternatives to the Offer and the Merger including the possibilities of continuing to operate the Company as an independent entity, including licensing product development rights, entering into one or more strategic joint ventures, a sale or partial sale of the Company through a merger or by other means, various financing alternatives involving the possible sale of the Company's equity; and, in respect of each alternative, the range of possible benefits to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing such alternative;

          (iv) A report from Morgan Stanley, financial advisor to the Company, regarding the likelihood of other potential offers for the Company on terms more favorable to the stockholders of the Company than the Offer and the results of their efforts on behalf of the Company seeking indications of interest in other possible alternatives;

          (v) The detailed financial and valuation analyses presented to the Board by Morgan Stanley and Alex. Brown, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

          (vi) The relationship of the Offer price to historical market prices of the Shares and to the Company's book value and liquidation value per Share;

          (vii) The oral opinions of Morgan Stanley and Alex. Brown (together with an undertaking on the part of each of Morgan Stanley and Alex. Brown to deliver a written opinion) that the consideration to be received by the stockholders of the Company pursuant to the Merger Agreement is fair, from a financial point of view, to such stockholders. A copy of the written opinions of Morgan Stanley and Alex. Brown, which set forth the assumptions made, matters considered and basis of their review are attached as Annex B, and filed as Exhibit 99.2 to this statement.

          (viii) The terms and conditions of the Merger Agreement and related agreements;

          (ix) The likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated; and

          (x) The availability of dissenters' rights in the Merger under applicable law.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations. Because of the engagement of Morgan Stanley and Alex. Brown, the Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the public stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company engaged Morgan Stanley, pursuant to a letter agreement dated July 27, 1994, to assist the Board in evaluating strategic alternatives and financing vehicles. For such services the Company agreed to pay Morgan Stanley an advisory fee estimated to be between $100,000 and $200,000, and if the transactions contemplated by the Merger Agreement are consummated, a total fee of approximately $2.5 million (against which any advisory fee paid will be credited). The scope of Morgan Stanley's engagement under the letter agreement included performing valuation analysis, assisting the Company in structuring and negotiating a transaction and, if requested, rendering a financial opinion letter with respect to the fairness of the consideration to be received in a transaction. In addition to the foregoing compensation, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses and to indemnify Morgan Stanley against certain liabilities arising out of or in connection with its engagement.

     The Company has also engaged Alex. Brown, pursuant to a letter agreement dated September 28, 1994, to perform investment banking and advisory services in connection with a possible business combination involving the Company. The scope of Alex. Brown's engagement under the letter agreement included, if requested, rendering a financial opinion letter with respect to the fairness of the consideration payable to the Company's stockholders in any proposed business combination. The Company agreed to pay Alex. Brown a fee of $250,000 upon delivery of such opinion letter. In addition to the foregoing compensation, the Company has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses not to exceed $25,000 and to indemnify Alex. Brown against certain liabilities arising out of or in connection with its engagement.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Merger or the Offer.

ITEM 6. PRESENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Each of Mark D. Young, Executive Vice President, Technical Operations, Paul J. Koivuniemi, Vice President and General Counsel, Geoffrey F. Slaff, Vice President, Manufacturing and Process Engineering, and Sharon E. Tetlow, Treasurer and Director of Finance, was granted 300 shares of the Company's Common Stock on November 9, 1994, pursuant to the Company's Stock Bonus Plan. To the Company's knowledge, no other transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the Company's knowledge, each of the Company's executive officers, directors, affiliates and subsidiaries presently intends to tender all Shares which are held of record or beneficially owned by them pursuant to the Offer, other than Shares, if any, held by any such person which if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Exchange Act. Pursuant to the Merger Agreement, all employee and director stock options (the "Options") to purchase Shares, other than Options held by any director or executive officer of the Company that were granted (or deemed granted) at any time on or after the date that is six months prior to the Effective Time, will be entitled (whether or not such Option is then exercisable) to receive in consideration of cancellation of such Option a cash payment from the Company in an amount equal to the difference between the price per Share each holder of the Shares will receive in the Merger and the per share exercise price of such option (the "Option Consideration"), multiplied by the number of Shares covered by such Option. It is the intention of the parties to the Merger Agreement that the Options held by the directors and executive officers that are not cancelled promptly after the Effective Time, will be cancelled no later than six months after the Effective Time and the consideration to be paid to each such director and executive officer for the cancellation of such Options shall be the Option Consideration multiplied by the number of shares covered by such Option.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Prior to entering into the Merger Agreement, the Company had preliminary contacts with other entities that had expressed interest in the Company. Upon execution of the Merger Agreement the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) There is no transaction, board resolution, agreement in principal or signed contract in response to the tender offer other than as disclosed in Item 3(b) of this statement, that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     Preferred Stock Purchase Rights. On October 21, 1991, the Board of Directors of the Company declared a dividend of one right (a "Right") for each outstanding share of the Company's Common Stock. The dividend was paid on November 5, 1991, to stockholders of record on that date. Holders of shares of Common Stock issued after that date and until the Rights become exercisable receive one Right for each share of Common Stock. The Rights trade automatically with the shares of Common Stock and, until the Rights are exercisable, are evidenced by the certificates for the Common Stock. The terms of the Rights are set forth in the Rights Agreement, a copy of which was filed as Exhibit 1 to the Company's Current Report on Form 8-A, as filed with the Securities and Exchange Commission on November 5, 1991, as amended by the Company's Form 8 Amendment, filed on November 7, 1991. Chemical Trust Company of California has assumed all responsibilities as the Rights Agent under the Rights Agreement. The following summary is not complete and is qualified in its entirety by reference to the Rights Agreement.

     Each Right will entitle its registered holder to purchase from the Company one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). The purchase price for each one-hundredth share of Series A Preferred Stock is $335 (the "Purchase Price"). The Rights will become exercisable upon the earlier of (a) the tenth day after the first public disclosure that a person or group has become an "Acquiring Person" (defined below) or (b) the tenth business day after the commencement of a tender or exchange offer (other than an offer by Company or certain related entities) that, if consummated, would result in one person or group becoming an Acquiring Person. In general, "Acquiring Person" means any person or group that has beneficial ownership of 20 percent or more of the outstanding Common Stock, but does not include Company or certain related entitles. Any Rights held by an Acquiring Person or certain transferees of an Acquiring Person will become void at the time the person becomes an Acquiring Person. The Rights expire on November 5, 2001, unless earlier redeemed as described below.

     Under certain circumstances, the Rights will entitle their holders to purchase securities other than Series A Preferred Stock. If any person becomes an Acquiring Person (other than pursuant to an offer for all shares determined by the disinterested directors to be fair to the stockholders and in the best interests of the Company and its stockholders (a "Qualifying Offer")), each Right will entitle its holder to purchase upon exercise, for the Purchase Price, Common Stock with a market value of twice the Purchase Price. In certain circumstances, if the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or if 50 percent or more of Company's assets or earnings power is transferred to another entity after there is an Acquiring Person (other than in certain acquisitions following a Qualifying Offer), each Right will entitle its holder to purchase a number of shares of the acquiring entity's common stock with a market value of twice the Purchase Price. However, a merger or other business combination following a Qualifying Offer is exempted from this provision if the amount and form of consideration being offered is the same as that paid in the Qualifying Offer.

     At any time before the earlier of (a) ten days following the first public announcement by Company or an Acquiring Person that the Acquiring Person has become such or (b) November 5, 2001, the Board of Directors of the Company may redeem the Rights in whole, but not in part, for $.001 per Right (the "Redemption Price"). Under certain circumstances specified in the Rights Agreement, the Rights may be redeemed only with the concurrence of a majority of the Continuing Directors (as defined in the Rights

Agreement). If the Board elects to redeem the rights, the only right of the holders of Rights will be to receive the Redemption Price.

     The Rights do not entitle their holders to any rights as stockholders of Company, such as voting or dividend rights. Company may amend the Rights Agreement without the approval of any holder of the Rights except as otherwise specified in that agreement.

     The Rights may have certain antitakeover effects. The Rights may cause substantial dilution to the interest in the Company held by a person or group that attempts to acquire the Company without conditioning the offer on acquiring a substantial number of Rights. The purpose of the Rights is to encourage potential acquirors to negotiate with Company's Board before attempting a takeover and to give the Board leverage in negotiating on behalf of all stockholders of the Company the terms of any proposed takeover. The Rights may, but are not intended to, deter takeover proposals.

     As provided for in the Rights Agreement, the disinterested directors of the Board have determined that the Offer is a Qualifying Offer. Accordingly, because the amount and form of the Merger Consideration are the same as the amount and form of consideration being offered in the Offer, the terms of the Rights Agreement allowing for the exercise of the Rights in connection with a tender offer are inapplicable to the transactions contemplated by the Offer or the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 2.1    Agreement and Plan of Merger, dated as of November 17, 1994, among Parent,
                   Purchaser and the Company.
    Exhibit 10.1   Confidentiality Agreement between the Company and Amgen Inc. dated August
                   22, 1994.
    Exhibit 10.2   Form of Indemnification Agreement between the Company and each of its executive officers and directors.
    Exhibit 10.3   Employment Agreement dated as of May 19, 1994, Amendment to Executive
                   Officer Employment Agreement dated October 1, 1994, and Addendum No. 1 to
                   Employment Agreement dated as of October 26, 1994, between Larry Soll and the Company.
    Exhibit 10.4   Employment Agreement dated May 19, 1994, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Gregory
                   Abbott and the Company.
    Exhibit 10.5   Employment Agreement dated April 8, 1993, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Mark
                   Young and the Company.
    Exhibit 10.6   Employment Agreement dated April 8, 1993, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Robert
                   Thompson and the Company.
    Exhibit 10.7   Employment Agreement dated April 8, 1993, and Addendum No. 1 to Executive
                   Officer Employment Agreement dated as of October 26, 1994, between Kenneth
                   Collins and the Company.
    Exhibit 10.8   Form of Employment Agreement between the Company and its vice presidents and treasurer.
    Exhibit 20.1   The Company's Information Statement pursuant to Section 14(f) of the
                   Securities Exchange Act of 1934 and Rule 14f-1 thereunder.*
    Exhibit 20.2   Copy of Letter to Stockholders, dated November 23, 1994.*
    Exhibit 99.1   Press Release issued by the Company and Parent on November 18, 1994.
    Exhibit 99.2   Opinions of Morgan Stanley & Co. Incorporated and Alex. Brown & Sons
                   Incorporated, dated November 17, 1994.*

- ---------------

* Included in materials being distributed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 1994                  SYNERGEN, INC.

                                          By: /s/  GREGORY B. ABBOTT
                                              --------------------------
                                              GREGORY B. ABBOTT,
                                              PRESIDENT AND CHIEF EXECUTIVE
                                              OFFICER

                                                                         ANNEX A

                             [SYNERGEN, INC. LOGO]
                                1885 33RD STREET
                            BOULDER, COLORADO 80301

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 23, 1994, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record at the close of business on November 17, 1994, of the Shares. Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, after purchase by Purchaser pursuant to the Offer of such number of shares that satisfies the Minimum Condition, to use its best efforts to cause Parent's designees (the "Designees") to be elected to a majority of the seats on the Company's Board. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

     Pursuant to the Merger Agreement, on November 23, 1994, the Parent commenced the Offer. The Offer is scheduled to expire on December 21, 1994.

     The information contained in this Information Statement (including information listed in Schedule I attached hereto and information incorporated by reference) concerning Parent, Purchaser and Designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

     The Common Stock, $.01 par value per share ("Common Stock"), is the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of November 17, 1994, there were 25,936,248 shares of Common Stock outstanding.

                               BOARD OF DIRECTORS
GENERAL

     The Board currently consists of eight (8) members. Members of the Board are elected to serve one-year terms and each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

BUYER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the acquisition by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition and from time to time thereafter, Parent is entitled to have its Designees hold a majority of the seats on the Company's Board. Upon the purchase of such number of Shares pursuant to the Offer, the Company shall use its best efforts to cause the Designees to be elected or appointed to the Board.

     Parent has informed the Company that it will choose the Designees from the directors and executive officers listed in Schedule I attached hereto. Parent has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director, if so designated. The business address of Parent and Purchaser is Amgen Center, 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares that satisfies the Minimum Condition, which purchase cannot be earlier than December 21, 1994, and that upon assuming office, the Designees will thereafter constitute at least a majority of the Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The names of the current directors and executive officers, their ages as of November 17, 1994, and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

          NAME              AGE                        POSITION
          ----              ---                        --------
Larry Soll                  52        Chairman of the Board
Gregory B. Abbott           46        President, Chief Executive Officer and
                                      Director
Kenneth J. Collins          48        Executive Vice President, Finance and
                                      Administration
Robert C. Thompson          50        Executive Vice President, Research and
                                      Clinical Affairs, and Director
Mark D. Young               44        Executive Vice President, Technical
                                      Operations
Arthur H. Hayes, Jr.        61        Director
Robert F. Hendrickson       61        Director
David I. Hirsh              55        Director
Barry MacTaggart            62        Director
Glenn S. Utt                68        Director
Giles V. Campion            40        Vice President, Clinical Research
David F. Carmichael         44        Vice President, Business Development
Paul J. Koivuniemi          44        Vice President and General Counsel
James L. Redenbarger        41        Vice President, Corporate Services and
                                      Facilities
Geoffrey F. Slaff           39        Vice President, Manufacturing and Process
                                      Engineering
Sharon E. Tetlow            35        Treasurer and Director of Finance

     Dr. Soll has been Chairman of the Board since May 1987 and a Director since the Company's incorporation in 1982. Dr. Soll was President of the Company from its formation in 1981 through September 1989 and Chief Executive Officer of the Company from its incorporation in 1982 through September 1989 and from April 1993 to May 1994. Prior to joining the Company, he held research positions at Harvard Medical School and Massachusetts Institute of Technology. Dr. Soll also serves as a Trustee for the Global Health Science Fund Trust Company and as a Director of ISIS Pharmaceuticals, Inc. and ImmuLogic Pharmaceuticals, Inc. Dr. Soll received a Ph.D. in biochemistry from Stanford University.

     Mr. Abbott has been President and Chief Executive Officer of the Company since May 1994 and a Director since May 1991. He was Executive Vice President of the Company from October 1990 to May 1994 and was one of four persons who comprised the Office of the President from April 1993 to May 1994. He was a Senior Vice President of the Company from November 1986 to October 1990. Prior to that time he was a partner in the Denver, Colorado law firm of Holme Roberts & Owen, where he practiced corporate and securities law from 1974 to 1986 and had principal responsibility for that firm's representation of the Company from its inception in 1981. Mr. Abbott is also a Director of Sievers Instruments, Inc. Mr. Abbott received a B.A. from Yale University and a J.D. degree from University of Denver College of Law.

     Mr. Collins has been Executive Vice President, Finance and Administration of the Company since April 1993 and was one of four persons who comprised the Office of the President from April 1993 to May 1994. He was Vice President of Finance and Administration of the Company from January 1992 until April 1993. From September 1991 to December 1991, he was Executive Vice President of Cytel Corporation.

From 1982 to September 1991, he was Vice President of Finance of the Company. He was also Treasurer of the Company from January 1992 to July 1992 and from April 1989 to August 1991. Mr. Collins received a B.S. in engineering from the University of Notre Dame and an M.B.A. from Harvard University.

     Dr. Thompson has been Executive Vice President, Research and Clinical Affairs of the Company since April 1993 and a Director since May 1991. From October 1990 to April 1993, Dr. Thompson was the Company's Executive Vice President, Research. He was one of four persons who comprised the Office of the President from April 1993 to May 1994. He has been employed by the Company since 1982 in various capacities, including Senior Vice President, Vice President of Human Pharmaceuticals and Director of Human Pharmaceuticals. Prior to joining the Company, he held a faculty position at Temple University and a research position at Harvard Medical School.

     Dr. Young has been Executive Vice President, Technical Operations of the Company since April 1993 and was one of four persons who comprised the Office of the President from April 1993 to May 1994. He was Vice President, Process Development and Manufacturing of the Company from July 1991 until April 1993, Vice President of Process Development from April 1989 until July 1991 and Director of Fermentation from 1985 until April 1989. Dr. Young received an M.S. in chemical engineering from Columbia University and a Ph.D. in chemical engineering from the University of Michigan.

     Dr. Hayes has been a Director of the Company since July 1990. Dr. Hayes has been President of MediScience Associates, Inc. since July 1991. From January 1991 until July 1991, he was a full-time consultant to E.M. Industries, Inc. From 1986 through 1990, Dr. Hayes was President and Chief Executive Officer of E.M. Pharmaceuticals, Inc., an affiliate of E. Merck AG located in Darmstadt, Germany. He served as Commissioner of the Food and Drug Administration from 1981 to 1983 and is past president and a current member of the U.S. Pharmacopeial Convention, the national pharmaceutical standards-setting organization. Dr. Hayes has also held faculty positions at Cornell University Medical College and Pennsylvania State University College of Medicine. Dr. Hayes is also a Director of Myriad Genetics, Inc.

     Mr. Hendrickson has been a Director of the Company since September 1994. He has been a consultant to the biotechnology industry since he retired from Merck & Co., Inc. in 1990. Prior to 1990, Mr. Hendrickson was Senior Vice President, Manufacturing and Technology for Merck where he was responsible for that company's worldwide manufacturing operations, computer information systems, construction engineering, safety and environmental areas. Mr. Hendrickson is a director of The Liposome Company and chairman of the board of directors of Envirogen, Inc.

     Dr. Hirsh has been a Director of the Company since its incorporation in 1982. He is currently the Robert Wood Johnson Professor of Biochemistry and Chairman of the Department of Biochemistry at Columbia University's College of Physicians and Surgeons. He also provides consulting services to the Company and Warburg Pincus, Inc. Dr. Hirsh was Executive Vice President of the Company from April 1985 to June 1990. From the Company's formation in 1981 to April 1984, Dr. Hirsh was the Company's Vice President, Director of Research. Dr. Hirsh is also a director of NeXagen, Inc. and serves as an advisor on the E.M. Warburg, Pincus & Co., Inc. Advisory Board.

     Mr. MacTaggart has been a Director of the Company since August 1991. From 1980 until May 1991, he was Chairman and President of Pfizer International, Inc. and from 1981 to 1991, was a Vice President and Director of Pfizer, Inc. Prior to such time, he also served as President of Pfizer Australia, as President of Pfizer Asia and as a Director and Executive Vice President of Pfizer International, Inc.

     Mr. Utt has been a Director of the Company since 1987. He has been Chairman of the Board of Janmax Enterprises since November 1983. Mr. Utt was employed by Abbott Laboratories Inc. from 1962 to 1983, where he held a number of management positions, including Executive Vice President, member of the Board of Directors and President of its pharmaceutical division. Prior to that, Mr. Utt was employed by Booz Allen & Hamilton, where he held a number of management positions, including Vice President in Zurich, Switzerland. Mr. Utt is also a Director of Selectide Corporation and Sugen, Inc.

     Dr. Campion has been Vice President, Clinical Research since May 1994. Prior to that time and since January 1993, Dr. Campion was Director, Clinical Research at the Company. Dr. Campion worked from the

Synergen Europe offices at The Hague, The Netherlands until August 1994 when he relocated to the Boulder, Colorado headquarters. Prior to joining the Company, Dr. Campion was Head, Section of Rheumatology Research at Hoechst AG in Germany. While at Hoechst, Dr. Campion held an Honorary Post in the Rheumatology Unit at the Bristol Royal Infirmary in the United Kingdom. Dr. Campion received medical and doctorate degrees from the Bristol University Medical School.

     Dr. Carmichael has been Vice President, Business Development since August 1994. From July 1991 until August 1994, he was Vice President of Preclinical Development. Dr. Carmichael joined the Company in 1984 as a scientist and was Director of Preclinical Development prior to being named Vice President of Preclinical Development in July 1991. Dr. Carmichael received a B.S. in biochemistry from the University of California at San Diego and a Ph.D. in biochemistry from Purdue University. He carried out his postdoctoral research in protein biochemistry at the University of Washington School of Medicine.

     Mr. Koivuniemi has been Vice President and General Counsel since May 1994. Prior to that time and since November 1991, he served as corporate patent counsel and later general counsel to the Company. Prior to joining the Company, he held the position of Biotechnology Patents Director and Senior Patents Counsel at Upjohn. He received his J.D. from the University of Michigan Law School and his Ph.D. in genetics from Michigan State University.

     Mr. Redenbarger has been Vice President, Corporate Services and Facilities since May 1994 and was Vice President, Operations from July 1992 to May 1994. Mr. Redenbarger joined the Company in 1982 and was Director of Operations prior to being appointed Vice President, Operations. He has also held management positions with a radiopharmaceutical company and a medical device manufacturer in Denver. Mr. Redenbarger received a B.S. in microbiology from Purdue University.

     Dr. Slaff has been Vice President, Manufacturing and Process Engineering since January 1993 and was Director of Process Engineering from January 1991 to January 1993. Prior to that time and since 1987, Dr. Slaff was a Biochemical Development Engineer at the Company. Dr. Slaff received a B.S. in biochemistry from the University of California at San Diego and an M.S. and Ph.D. in chemical engineering from the University of Pennsylvania.

     Ms. Tetlow has been Treasurer of the Company since July 1992 and Treasurer and Director of Finance since April 1993. Prior to that time she was treasury manager at Genentech, Inc. She also held positions in financial planning and as a marketing group controller at Genentech. She was previously a financial analyst with Eli Lilly and Company and did research at the Brookings Institution in Washington, D.C. Ms. Tetlow received an M.B.A. from Stanford University.

COMMITTEES AND BOARD MEETINGS

     The Board has three standing committees: the Executive Committee (which also functions as the nominating committee), the Audit Committee and the Compensation Committee.

     The Executive Committee was established to serve as a representative committee of the Board and also to propose nominees for election to the Board for any new or vacant position on the Board. The Executive Committee, functioning as a nominating committee, considers candidates proposed by stockholders. The Executive Committee, which currently consists of Messrs. Utt and MacTaggart and Dr. Soll, did not meet separately from the Board during the fiscal year ended December 31, 1993. Jon S. Saxe, who was President and Chief Executive Officer of the Company from October 1990 until April 1993, served as a member of the Executive Committee during 1993 until his resignation in April 1993.

     The Audit Committee was established to recommend selection of the Company's independent accountants and to review the financial statements and reports of the Company and the reports of the independent accountants. The Audit Committee, which currently consists of Messrs. MacTaggart and Utt and Dr. Hayes, met twice and acted by written consent once during the fiscal year ended December 31, 1993.

     The Compensation Committee was established to make recommendations regarding compensation, including incentive compensation plans, stock bonus plans, stock option plans, and other incentive or stock plans. The Compensation Committee also reviews and approves, subject to ratification by the Board of Directors, all compensation to the executive officers. The Compensation Committee, which currently consists of Mr. Utt and Drs. Hayes and Hirsh, met three times and acted by consent a number of times during the fiscal year ended December 31, 1993.

     The Board appointed a special committee that met twice in April 1993 to consider ongoing management of the Company and certain issues raised by senior management of the Company. The Committee consisted of Dr. Soll and the non-employee Directors of the Company: Drs. Hirsh and Hayes and Messrs. Utt and MacTaggart.

     During the fiscal year ended December 31, 1993, the Board held six meetings and acted by written consent twice. Each current Director attended all of the Board meetings and all meetings held by the above-described committees of which he was a member.

DIRECTOR COMPENSATION

     During the fiscal year ended December 31, 1993, each Director who was not an employee of the Company, with the exception of Dr. Hirsh, received $2,100 for each meeting of the Company's Board he attended. From January through April 1993, each Director who was not an employee of the Company received $1,000 for each telephonic meeting of the Company's Board in which he participated, and $1,000 for each meeting of a standing committee in which he participated if that meeting was not conducted on the same day as a meeting of the Board. Directors are not compensated for actions taken by written consent. Beginning in May 1993, each Director who was not an employee of the Company, with the exception of Dr. Hirsh, received an annual retainer of $3,000 per year per committee, and committee chairmen received $6,000 per year per committee chaired. From May 1993, neither committee members nor committee chairmen received separate compensation for attendance at committee meetings. Directors who are employees of the Company do not receive compensation for their services as Directors other than their normal compensation as officers of the Company.

     Under a separate agreement effective July 1, 1990, Dr. Hirsh receives $36,000 annually for serving as a consultant to the Company. Messrs. Utt and MacTaggart and Dr. Hayes also served as consultants to the Company from time to time during 1993 and received compensation of $2,500 per day (prorated for partial days). Neither Messrs. Utt and MacTaggart nor Dr. Hayes received more than $60,000 during 1993 for consulting services to the Company. Mr. Hendrickson, who was elected to the Board in September 1994, serves as a consultant to the Company pursuant to a consulting agreement dated November 19, 1992. Under the consulting agreement, Mr. Hendrickson receives $3,600 per quarter for consulting services to the Company.

     Under the Stock Option Plan for Non-Employee Directors, which was approved by stockholders in 1992, on March 1 of each year, each Director who is not an employee of the Company is granted an option to acquire 3,000 shares of the Company's Common Stock. In addition, each new non-employee Director will be granted an option to acquire 15,000 shares of the Company's Common Stock upon initial election to the Board. The exercise price of all such stock options granted is equivalent to the last reported sale price of the Company's Common Stock on the Nasdaq National Market on the day of each grant. In January 1994, Mr. MacTaggart relinquished a stock option to purchase 15,000 shares of Common Stock at $38.00 per share originally granted under the Stock Option Plan for Non-Employee Directors and the Board granted to Mr. MacTaggart a stock option to purchase 15,000 shares of Common Stock at $14.00 per share.

     On May 19, 1994, the Board authorized the payment to the Company's then-current nonemployee directors of a retainer fee of $15,000, payable in cash or stock at each director's election.

                          STOCK OWNERSHIP INFORMATION

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of November 17, 1994, regarding ownership of the Company's Common Stock by (1) persons believed by the Company to be the beneficial owners of more than five percent of its outstanding Common Stock; (2) by each Director and nominee for Director; (3) by the Chief Executive Officer at the end of 1993 and the Company's four other most highly compensated executive officers; and (4) by a former Chief Executive Officer who served during 1993; and (5) by all current officers and directors of the Company as a group. This table is based on information supplied to the Company by each of the listed stockholders.

                                                                    SHARES BENEFICIALLY
                                                                         OWNED(1)
                                                                   ---------------------
                              STOCKHOLDER                           NUMBER       PERCENT
                              -----------                          ---------     -------
        RCM Capital Management.................................    2,314,625        8.9%
          4 Embarcadero Center, Ste. 2900
          San Francisco, CA 94111
        Gregory B. Abbott......................................      169,329         (2)
        Kenneth J. Collins.....................................      100,516         (2)
        Arthur H. Hayes, Jr....................................       17,250         (2)
        Robert F. Hendrickson..................................           --         (2)
        David I. Hirsh(3)......................................      204,223         (2)
        Barry MacTaggart.......................................       16,833         (2)
        Jon S. Saxe(4).........................................      144,190         (2)
        Larry Soll(5)..........................................      379,535       1.46%
        Robert C. Thompson(6)..................................      202,524         (2)
        Glenn S. Utt, Jr.......................................        8,250         (2)
        Mark Young.............................................      115,585         (2)
        All Current Executive Officers and Directors as a Group
          (16 persons).........................................    1,352,500       5.22%

- ---------------
(1) Gives effect to all outstanding stock options and warrants exercisable within 60 days of November 17, 1994. Such option and warrant ownership included as shares beneficially owned is as follows: Mr. Abbott, 108,386 shares (includes 35,860 option shares, as to which Mr. Abbott disclaims beneficial ownership, that were transferred pursuant to a qualified domestic relations order); Mr. Collins, 64,386 shares; Dr. Hayes, 17,250 shares; Dr. Hirsh, 58,500 shares; Mr. MacTaggart, 13,500 shares; Dr. Soll, 58,295 shares; Dr. Thompson, 132,168 shares; Mr. Utt, 8,250 shares; Dr. Young, 88,387 shares; all current Executive Officers and Directors as a group, 661,077 shares. Upon the consummation of the Offer, all of the stock options held by each of the above named individuals will become exercisable. As a result, the number of Shares into which their stock options are exercisable will be increased by the following amounts: Mr. Abbott, 177,651 shares; Mr. Collins, 47,784 shares; Dr. Hayes, 6,750 shares; Mr. Hendrickson, 15,000 shares; Dr. Hirsh, 3,750 shares; Mr. MacTaggart, 10,500 shares; Dr. Soll, 35,291 shares; Dr. Thompson, 49,417 shares; Mr. Utt, 6,750 shares; Dr. Young, 50,949 shares; all current Executive Officers and Directors as a group, 581,624 shares.

(2) Less than 1.0%.

(3) Includes 18,487 shares owned by The Hirsh Partnership, a nominee for an irrevocable trust created by Dr. Hirsh for the benefit of his family. Dr. Hirsh disclaims beneficial ownership of such shares.

(4) Mr. Saxe resigned as President and Chief Executive Officer in April 1993. His stock ownership reflects ownership as of April 15, 1994.

(5) Includes 19,375 shares owned by The Canavan Company, a nominee for an irrevocable trust created by Dr. Soll for the benefit of his family. Dr. Soll disclaims beneficial ownership of such shares.

(6) Includes 2,950 shares owned by Dr. Thompson's adult children. Dr. Thompson disclaims beneficial ownership of such shares.

SECTION 16(A) REPORTING DELINQUENCIES

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file certain reports regarding ownership of, and transactions in, the Company's securities with the SEC. Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file.

     During 1992, William Fairbairn, the Company's former Vice President, Regulatory Affairs, transferred beneficial ownership of certain shares of the Company's Common Stock and stock options pursuant to a court order. Mr. Fairbairn was late in filing the Form 4 relating to this transfer. With the exception of the foregoing, the Company believes that for the fiscal year ended December 31, 1993, its officers and directors complied with all applicable
Section 16(a) filing requirements.

              CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS

     Jon S. Saxe had an employment agreement with the Company which was terminated when he and the Company entered into a new agreement in connection with his resignation as President and Chief Executive Officer and a Director of the Company on April 8, 1993. Under the new agreement, Mr. Saxe is to provide up to 500 hours of managerial and advisory services to the Company for a period of 2 1/2 years ending in October 1995. The number of hours is subject to reduction if Mr. Saxe becomes an employee of or consultant to another entity and wishes to reduce his activities under the agreement, in which case his obligation will be reduced to 50 hours of services per year. The agreement may be terminated by Mr. Saxe but not by the Company. Mr. Saxe is entitled to 60 semi-monthly payments of $12,500 under the agreement. The agreement provided that those of Mr. Saxe's stock options that would have vested prior to April 30, 1993 are vested and the agreement extended the expiration date of all vested options to November 8, 1993. The Company is obligated under the agreement to pay or reimburse Mr. Saxe up to $130,000 for certain expenses, including those related to outplacement counseling services, office space, secretarial and support services, travel expenses related to any search for employment and reasonable attorneys' fees incurred in connection with the agreement. In addition, the Company is obligated to indemnify Mr. Saxe in connection with certain pending litigation (including fees and expenses of counsel).

     On April 23, 1993, the Compensation Committee of the Board approved new employment agreements with Mr. Collins, Dr. Thompson and Dr. Young, and on May 19, 1994, the Compensation Committee approved new employment agreements with Mr. Abbott and Dr. Soll. The Company entered into new employment agreements with Mr. Abbott and Dr. Soll in connection with the appointment of Mr. Abbott as President and Chief Executive Officer of the Company. Dr. Soll, the former Chief Executive Officer, remained Chairman of the Board. Under the new agreements, each such officer's employment may be terminated at any time by the Board, with or without cause, and may be terminated at the election of such officer upon a change in control of the Company. In the event of termination without cause or at the officer's election in the event of a change in control, the officer is entitled to receive as severance pay his salary at that time for a two-year period from the date of termination. The agreements each provide for a gross-up for payments that would be subject to the tax under Sections 4999 and 280G of the Internal Revenue Code of 1986, as amended. The current annual salaries of the above named individuals under their new employment agreements are as follows: Dr. Soll, $150,000; Mr. Abbott, $250,000; Mr. Collins, $190,000; Dr.
Thompson, $215,000; and Dr. Young, $190,000. Each of these employment agreements also contains certain death and disability provisions and requires the employee to assign inventions to the Company. They also impose certain restrictions upon the employee's competition with the Company for varying periods up to two years after termination of employment.

     On October 26, 1994, the Compensation Committee of the Board approved amendments to the Company's employment agreements with Dr. Soll, Mr. Abbott, Mr. Collins, Dr. Thompson and Dr. Young.

As amended the employment agreements provide for acceleration in vesting of options to acquire Company Common Stock held by the above named individuals upon a change of control of the Company. The amended employment agreements also provide for 100% Company-paid health, dental and life insurance coverage for the duration of any period during which the officer is entitled to receive severance pay under his employment agreement. Also under the amended employment agreements (with the exception of Dr. Soll's), the officer has the right (i) to receive a one-time lump sum payment equal to his annual salary in the event of a change in control of the Company or a strategic transaction (as defined in such agreements) between the Company and a third party and (ii) to terminate employment and receive severance pay and benefits in the event of a material change in the ability of existing management to direct the scientific and strategic direction of the Company. The provision in the employment agreements for coverage of any additional tax under Sections 4999 and 280G of the Internal Revenue Code of 1986, as amended, also applies to the payments for any of the benefits provided under the amended agreements.

     At the same October 26, 1994 meeting, the Board also provided that upon a change in control of the Company the options to acquire Company Common Stock held by other executive officers (excluding Messrs. Soll, Abbott, Collins, Thompson and Young) will become fully vested but only if their employment is terminated within twelve months following the change in control. Further, the Board provided for continued 100% Company-paid health, dental and life insurance coverage for a period of one year from termination if such termination occurred as a result of a change in control of the Company. Current provisions in such executive officers' employment agreements providing for coverage of any additional tax under Sections 4999 and 280G of the Internal Revenue Code of 1986, as amended, would similarly apply to the payments of any such benefits and exercise, if any, of such options.

     On October 28, 1994, the Company loaned to Giles Campion $40,000 to be used as part of the down payment on the purchase of his home. The loan has a maturity date of 30 days from the execution date and an interest rate of 9.75% annually. In addition, since Dr. Campion's employment by the Company in January 1993, the Company has loaned him in the aggregate approximately $30,000 for payment of Dutch taxes due at the time of issuance of options to purchase shares of Company Common Stock. The loans are due upon the earlier of the exercise of the stock options or within five years.

     On August 25, 1994, the Compensation Committee of the Board voted to reprice all outstanding stock options with exercise prices greater than $7.00 per share held by all then-current employees, including executive officers. The replacement options are exercisable for two shares for every three shares represented by the options cancelled. The vesting schedule for the replacement options is proportional to the vesting schedule of the underlying grant. The replacement options have a term ending in 2004 and an exercise price of $4.75, an amount equal to the market price of the Company's Common Stock on August 25, 1994. As a result of the repricing, options held by Dr. Soll to purchase 119,750 shares were cancelled and options to purchase 79,836 shares were regranted; options held by Mr. Abbott to purchase 144,800 shares were cancelled and options to purchase 96,538 shares were regranted; options held by Mr. Collins to purchase 139,000 shares were cancelled and options to purchase 92,671 shares were regranted; options held by Dr. Thompson to purchase 147,500 shares were cancelled and options to purchase 98,335 shares were regranted; options held by Dr. Young to purchase 132,500 shares were cancelled and options to purchase 88,336 shares were regranted; options held by Dr. Campion to purchase 32,500 shares were cancelled and options to purchase 21,669 shares were regranted; options held by Dr. Carmichael to purchase 72,000 shares were cancelled and options to purchase 48,005 shares were regranted; options held by Mr. Koivuniemi to purchase 37,500 shares were cancelled and options to purchase 25,004 shares were regranted; options held by Mr. Redenbarger to purchase 57,700 shares were cancelled and options to purchase 38,470 shares were regranted; options held by Dr. Slaff to purchase 61,700 shares were cancelled and options to purchase 41,138 shares were regranted; and options held by Ms. Tetlow to purchase 24,300 shares were cancelled and options to purchase 16,202 shares were regranted. See "Security Ownership of Certain Beneficial Owners and Management."

     Pursuant to the Merger Agreement, upon consummation of the Merger, each holder of a then outstanding director or employee stock option, other than any such options that are held by any director of the Company or any executive officer (as that term is defined in Rule 16a-1(f) under the Exchange Act) of the Company that were granted (or deemed granted) at any time on or after the date that is six months prior to the consummation of the Merger ("Recent Insider Options"), will be entitled (whether or not such option is then exercisable) to receive in consideration of cancellation of such option (and any outstanding stock appreciation right related thereto) a cash payment from the Company in an amount equal to the difference between the price per Share each holder of Shares will receive in the Merger and the per Share exercise price of such option, multiplied by the number of shares covered by such option. As a result, directors and executive officers of the Company will be able to exercise outstanding options (with the exception of Recent Insider Options) and receive in the Merger an aggregate of $790,522 in consideration of cancellation of such options. It is the intention of the parties to the Merger Agreement that the Recent Insider Options will be cancelled no later than six months after the Effective Date and the consideration to be paid for the cancellation of each Recent Insider Option shall be the Option Consideration multiplied by the number of shares covered by such option.

                         EXECUTIVE OFFICER COMPENSATION

     The following table sets forth a summary of the compensation paid by the Company during the last three fiscal years ended December 31, 1991, 1992 and 1993, to its Chief Executive Officer at the end of 1993, the Company's four other most highly compensated executive officers, and a former Chief Executive Officer who served during 1993. During the last three fiscal years, none of the named executive officers received any restricted stock awards or long-term incentive payouts nor did any of the named executive officers receive any other annual compensation except as set forth below.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                ANNUAL COMPENSATION       ------------      ALL OTHER
                                               ----------------------       OPTIONS/       COMPENSATION
    NAME AND PRINCIPAL POSITION       YEAR     SALARY($)     BONUS($)        (#)(1)           ($)(2)
    ---------------------------       ----     ---------     --------     ------------     ------------
Larry Soll(6)                         1991     $ 138,750     $    --          12,750         $ 16,057
  Chief Executive Officer             1992        90,833          --          14,000            8,375
  and Chairman                        1993       157,916          --          94,250            5,418
Gregory B. Abbott(3)(6)               1991     $ 165,900     $    --          19,500         $ 16,057
  Executive Vice President            1992       121,109          --          14,000            8,375
                                      1993       191,996          --         110,600            5,418
Kenneth J. Collins(3)(4)              1991     $  78,159     $    --          47,000         $  1,300
  Executive Vice President,           1992       145,250          --          16,000            8,375
  Finance and Administration          1993       154,416          --         110,600            5,418
Robert C. Thompson(3)                 1991     $ 165,900     $    --          19,500         $ 16,057
  Executive Vice President,           1992       187,150         750          18,000            8,375
  Research and Clinical Affairs       1993       191,996         500         111,000            5,418
Mark D. Young(3)                      1991     $ 122,733     $    --          27,000         $ 16,057
  Executive Vice President,           1992       147,900       4,375          23,000            8,375
  Technical Operations                1993       155,673          --         122,600            5,418
Jon S. Saxe(5)                        1991     $ 220,000     $55,000          27,000         $ 16,057
  Former President and CEO            1992       246,000      90,000          18,000            8,375
                                      1993        72,769      60,000          15,000          272,199

- ---------------

(1) In May 1993, the Compensation Committee of the Board authorized the replacement of outstanding stock options with exercise prices greater than $15 per share that were held by any then-current employees. The new options have a four-year vesting schedule from the original grant date (as opposed to the original three-year schedule), a term ending in 2003 and an exercise price of $10.625, an amount equal to the market price of the Company's Common Stock on May 7, 1993. For each employee, the receipt of the replacement grant was subject to the employee's consent to cancellation of the original grant. Dr. Soll consented to the cancellation of 35,750 option shares; Mr. Abbott, 50,300; Mr. Collins, 52,100; Dr. Thompson, 52,500 and Dr. Young, 64,100. In August 1994, the Compensation Committee of the Board of Directors voted to reprice employee stock options with exercise prices greater than $7.00 per share to the market price of the Company's Common Stock on the day of repricing of $4.75 per share. The replacement options are exercisable for two shares for every three shares represented by the options cancelled. See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS."

(2) In 1988, an Employee Stock Ownership Plan (ESOP) was approved by the Company's stockholders and is intended as a retirement plan for employees. Shares of the Company's Common Stock are distributed through the ESOP to all employees. Each employee of the Company on the last day of the fiscal year is allotted a number of shares of the Company's Common Stock through the ESOP. The number of shares allocated is established using a formula based on salary. For the year ended December 31, 1992, the Company distributed through the ESOP shares of the Company's Common Stock valued at $7,075 to each of the listed individuals. For the year ended December 31, 1993, the Company distributed through the ESOP shares of the Company's Common Stock valued at $4,118 to each of Dr. Soll, Mr. Abbott, Mr. Collins, Dr. Thompson and Dr. Young. The ESOP has a five-year vesting plan. At the time of Mr. Saxe's resignation, he was 60 percent vested in the ESOP. Also, for the years ended December 31,

    1992 and December 31, 1993, the Company made matching contributions of $1,300 to each of the listed individual's 401(k) plans. The amount for Mr. Saxe for the year ended December 31, 1993 includes $75,000 in consulting fees, $150,000 for the settlement of certain claims and $45,899 which was paid or reimbursed to Mr. Saxe for certain legal or other expenses, all as set forth in his termination agreement. See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS." As set forth in the rules and regulations of the Securities and Exchange Commission, amounts reported as "All Other Compensation" for 1991 have not been identified individually.

(3) In April 1993, Mr. Collins, Dr. Thompson and Dr. Young each voluntarily agreed to a reduction in salary. As of December 31, 1993, Dr. Thompson's reduced annual salary was $185,000; Mr. Collins' and Dr. Young's reduced annual salaries were each $150,000. The reduced salaries, which were in effect until May 23, 1994, were not deemed reductions in salaries for purposes of each individual's employment agreement. Also in April 1993, Mr. Abbott voluntarily agreed to a reduction in salary. His reduced annual salary of $185,000 was in effect until May 1994, when the Company and Mr. Abbott entered into a new employment agreement. See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS."

(4) Mr. Collins was employed by the Company from 1982 through August 1991, and has been employed by the Company since 1992. Following Mr. Collins' resignation in August 1991, his stock options to purchase 47,000 shares were cancelled. In December 1991, pursuant to a new employment agreement with the Company, Mr. Collins was granted stock options to purchase 47,000 shares of the Company's Common Stock.

(5) Mr. Saxe resigned as President and Chief Executive Officer and a Director of the Company in April 1993. At the time of his resignation, two-thirds of his 1991 stock option grant had vested and one-third of his 1992 stock option grant had vested. The portions of his stock option grants that had not vested were cancelled at the time of his resignation.

(6) In May 1994, Mr. Abbott was appointed President and Chief Executive Officer of the Company. Dr. Soll, the former Chief Executive Officer, remained Chairman of the Board.

     The following table sets forth information on option grants made during the fiscal year ended December 31, 1993 to the named executive officers. None of the named executive officers received any stock appreciation rights (SARs) during that year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                          INDIVIDUAL GRANTS
                       -------------------------------------------------------    POTENTIAL REALIZABLE VALUE
                                     % OF TOTAL                                   AT ASSUMED ANNUAL RATES OF
                                       OPTIONS                                     STOCK PRICE APPRECIATION
                       OPTIONS       GRANTED TO     EXERCISE OR                         FOR OPTION TERM
                       GRANTED      EMPLOYEES IN     BASE PRICE    EXPIRATION    ----------------------------
        NAME            (#)(1)       FISCAL 1993     ($/SHARE)        DATE       0% ($)   5% ($)     10% ($)
        ----           -------      ------------    -----------    ----------    ------   -------   ---------
Larry Soll...........    9,000(2)                      52.750       02/02/2003            298,567     756,629
                         6,000                          9.625       04/23/2003             36,318      92,038
                        35,750(3)        3.64          10.625       05/07/2003            238,881     605,373
                         3,500(4)                      10.750       09/30/2003             23,662      59,964
                        40,000                         13.250       11/04/2003            333,314     844,683
Gregory B. Abbott....   15,000(2)                      52.750       02/02/2003            497,612   1,261,048
                         1,800(2)                      48.250       02/16/2003             54,619     138,416
                        50,300(3)        4.27          10.625       05/07/2003            336,104     851,755
                         3,500(4)                      10.750       09/30/2003             23,661      59,964
                        40,000                         13.250       11/04/2003            333,314     844,683
Kenneth J. Collins...   14,100(2)                      52.750       02/02/2003            467,756   1,185,385
                           900                          9.625       04/23/2003              5,447      13,805
                        52,100(3)        4.27          10.625       05/07/2003            348,132     882,234
                         3,500(4)                      10.750       09/30/2003             23,662      59,964
                        40,000                         13.250       11/04/2003            333,314     844,683
Robert C. Thompson...   15,000(5)                      52.750       02/02/2003            497,612   1,261,048
                        52,500(6)        4.28          10.625       06/24/2003   72,187   468,361   1,076,244
                         3,500(4)                      10.750       09/30/2003             23,662      59,964
                        40,000                         13.250       11/04/2003            333,314     844,683
Mark D. Young........   14,100(2)                      52.750       02/02/2003            467,756   1,185,385
                           900                          9.625       04/23/2003              5,447      13,805
                        64,100(3)        4.73          10.625       05/07/2003            428,316   1,085,438
                         3,500(4)                      10.750       09/30/2003             23,662      59,964
                        40,000                         13.250       11/04/2003            333,314     844,683
Jon S. Saxe..........   15,000(7)         .58          52.750       02/02/2003            497,612   1,261,048

- ---------------

(1) Options granted in 1993 have a three-year vesting schedule in equal increments and a ten-year term, with the exception of those options granted on May 7, 1993 (see footnote 3).

(2) These options were cancelled on May 7, 1993 in exchange for a replacement grant (see footnote 3).

(3) On May 7, 1993, the Compensation Committee of the Board authorized replacement of outstanding stock options with exercise prices greater than $15 per share held by all then-current employees. The new options have a four-year vesting schedule from the original grant date (as opposed to the original three-year schedule), and an exercise price equal to the market price of the Company's Common Stock on May 7, 1993. For each employee, the receipt of the replacement grant was subject to the employee's consent to the cancellation of the original grants. In August 1994, the Compensation Committee of the Board voted to reprice employee stock options with exercise prices greater than $7.00 per share to the market price of the Company's Common Stock on the day of repricing of $4.75 per share. The replacement options are exercisable for two shares for every three shares represented by the options cancelled. See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS."

(4) These options were granted as part of the annual performance review process. No salary increases were given to officers and director level employees in 1993.

(5) This option grant was cancelled on June 24, 1993 in exchange for a replacement grant (see footnote 6).

(6) On June 24, 1993, the Compensation Committee of the Board authorized replacement of Dr. Thompson's outstanding stock options with exercise prices greater than $15 per share. The new options have a four-year vesting schedule from the original grant date (as opposed to the original three-year schedule), and an exercise price equal to the market price of the Company's Common Stock on May 7, 1993. The receipt of the replacement grant was subject to Dr. Thompson's consent to the cancellation of the original grants. In August 1994, the Compensation Committee of the Board voted to reprice employee stock options with exercise prices greater than $7.00 per share to the market price of the Company's Common Stock on the day of repricing of $4.75 per share. The replacement options are exercisable for two shares for every three shares represented by the options cancelled. See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS."

(7) Mr. Saxe resigned as President and Chief Executive Officer and a Director of Synergen in April 1993. At the time of his resignation, this stock option grant was cancelled.

     The following table sets forth information on option exercises in the fiscal year 1993 by the named executive officers and the value of such officers' unexercised options at December 31,1993. None of the named executive officers hold stock appreciation rights.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED
                                                                     OPTIONS AT FISCAL        IN-THE-MONEY OPTIONS AT
                                                                         YEAR-END              FISCAL YEAR-END($)(2)
                           NUMBER OF SHARES     VALUE REALIZED   -------------------------   -------------------------
         NAME            ACQUIRED ON EXERCISE       (1)($)       EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
         ----            --------------------   --------------   -------------------------   -------------------------
Larry Soll.............          31,250           $  287,708            52,376/65,374             $173,136/32,093
Gregory B. Abbott......          40,000              390,167           111,750/70,550              528,375/29,975
Kenneth J. Collins.....          23,500              135,979            59,000/77,500              124,708/39,837
Robert C. Thompson.....             -0-                  -0-           131,250/71,750              665,437/30,875
Mark D. Young..........           4,000               37,667            85,750/79,250              398,667/37,400
Jon S. Saxe(3).........         266,500            2,407,042                 -0-                         -0-

- ---------------

(1) The value realized is equal to the market price of the shares on the date of exercise less the exercise price. Mr. Abbott, Mr. Collins, Dr. Soll and Dr. Young have not sold the underlying stock from the options they exercised in 1993.

(2) The value of unexercised in-the-money options is calculated based on the market price per share at December 31, 1993 ($11.375), less the exercise price.

(3) Mr. Saxe resigned as President and Chief Executive Officer and a Director of the Company in April 1993.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Compensation Committee of the Company's Board of Directors currently is comprised of Glenn S. Utt, Jr., Arthur H. Hayes, Jr., and David I. Hirsh. Dr. Hirsh is a founder of Synergen and served initially as Vice President, Director of Research and later as Executive Vice President of Synergen until June 1990 when he resigned as an employee of Synergen. Dr. Hirsh became a member of the Compensation Committee in May 1992.

REPORT ON REPRICING OF OPTIONS1

     In April 1993, the Compensation Committee of the Board of Directors voted to cancel and re-grant employee stock options with exercise prices greater than $15 per share. The Committee approved this action because it believes retaining key employees is in the best interests of the stockholders and the Company. During the spring of 1993, following the decline in the stock price and a major restructuring which included a significant number of employee terminations, key employees were being contacted by companies and agencies about employment opportunities elsewhere. The Committee believes re-pricing of the options was the most effective employment retention tool available. None of the Committee members' stock options were re-priced in 1993. In 1988, following an overall decline in the stock market, the Company repriced outstanding options.

                            The Compensation Committee of the Board of Directors Glenn S. Utt, Jr.
                            Arthur H. Hayes
                            David I. Hirsh
DATED: April 15, 1994

     The following table lists all of the options held by each of the executive officers of the Company that have been repriced within the ten-year period ending December 31, 1993. The Company has never granted stock appreciation rights.

                             OPTION REPRICING TABLE
                           TEN-YEAR OPTION REPRICINGS

                                                                                                LENGTH OF
                                                                                             ORIGINAL OPTION
                                     NUMBER OF    MARKET PRICE   EXERCISE PRICE               TERM REMAINING
                                      OPTIONS     OF STOCK AT      AT TIME OF                       AT
                                    REPRICED OR     TIME OF       REPRICING OR      NEW          DATE OF
                                      AMENDED     REPRICING OR     AMENDMENT      EXERCISE      REPRICING
                           DATE         (#)       AMENDMENT($)        ($)         PRICE($)     OR AMENDMENT
                         --------   -----------   ------------   --------------   --------   ----------------
Gregory B. Abbott        04/04/88      81,000         4.083           5.750         4.083    3 years 161 days
                         05/07/93      19,500        10.625          16.167        10.625    5 years 357 days
                         05/07/93      14,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93      15,000        10.625          52.750        10.625    9 years 271 days
                         05/07/93       1,800        10.625          48.250        10.625    9 years 285 days
David F. Carmichael      04/04/88       3,000         4.083           6.667         4.083    7 years 144 days
                         05/07/93      10,500        10.625          16.167        10.625    5 years 357 days
                         05/07/93      15,000        10.625          24.167        10.625    6 years  77 days
                         05/07/93      13,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93       9,000        10.625          52.750        10.625    9 years 271 days
Kenneth J. Collins       04/04/88       7,500         4.083           5.917         4.083    6 years 118 days
                         04/04/88       3,000         4.083           6.667         4.083    7 years 144 days
                         05/07/93      22,000        10.625          41.000        10.625    6 years 211 days
                         05/07/93      14,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93       2,000        10.625          55.250        10.625    7 years 207 days
                         05/07/93      14,000        10.625          52.750        10.625    9 years 271 days
William D. Fairbairn*    05/07/93      11,250        10.625          16.167        10.625    5 years 357 days
                         05/07/93      13,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93      13,600        10.625          52.750        10.625    9 years 271 days
                         05/07/93       1,800        10.625          48.250        10.625    9 years 285 days

- ---------------

  1This report of the Compensation Committee of the Board of Directors appeared in the Definitive Proxy Statement for the Company's Annual Meeting of Stockholders held in May 1994. In August 1994, the Compensation Committee of the Board of Directors voted to reprice employee stock options with exercise prices greater than $7.00 per share to the market price of the Company's Common Stock on the day of repricing of $4.75 per share. The replacement options are exercisable for two shares for every three shares represented by the options cancelled. The replacement options are exercisable for two shares for every three shares represented by the options cancelled. See "CERTAIN RELATIONSHIPS, TRANSACTIONS AND ARRANGEMENTS."

                                                                                                LENGTH OF
                                                                                             ORIGINAL OPTION
                                     NUMBER OF    MARKET PRICE   EXERCISE PRICE               TERM REMAINING
                                      OPTIONS     OF STOCK AT      AT TIME OF                       AT
                                    REPRICED OR     TIME OF       REPRICING OR      NEW          DATE OF
                                      AMENDED     REPRICING OR     AMENDMENT      EXERCISE      REPRICING
                           DATE         (#)       AMENDMENT($)        ($)         PRICE($)     OR AMENDMENT
                         --------   -----------   ------------   --------------   --------   ----------------
Paul J. Hastings*        05/07/93       6,000        10.625          16.167        10.625    5 years 357 days
                         05/07/93       1,500        10.625          26.333        10.625    6 years 104 days
                         05/07/93       1,000        10.625          48.000        10.625    6 years 167 days
                         05/07/93       6,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93      10,000        10.625          57.500        10.625    9 years 266 days
                         05/07/93       6,000        10.625          52.750        10.625    9 years 271 days
James Redenbarger        04/04/88       3,000         4.083           5.917         4.083    6 years 118 days
                         04/04/88       3,000         4.083           6.667         4.083    7 years 144 days
                         05/07/93       6,750        10.625          16.167        10.625    5 years 357 days
                         05/07/93       2,250        10.625          26.333        10.625    6 years 104 days
                         05/07/93       1,000        10.625          48.000        10.625    6 years 167 days
                         05/07/93       7,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93      10,000        10.625          52.750        10.625    7 years  77 days
                         05/07/93       5,000        10.625          44.125        10.625    7 years 126 days
                         05/07/93       8,000        10.625          52.750        10.625    9 years 271 days
Geoffrey Slaff           04/04/88       1,500         4.083           6.667         4.083    7 years 144 days
                         04/04/88       1,500         4.083           4.917         4.083    7 years 314 days
                         05/07/93       9,000        10.625          16.167        10.625    5 years 357 days
                         05/07/93       1,500        10.625          26.333        10.625    6 years 104 days
                         05/07/93      10,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93       5,000        10.625          44.125        10.625    7 years 126 days
                         05/07/93      10,000        10.625          57.500        10.625    9 years 266 days
                         05/07/93       7,000        10.625          52.750        10.625    9 years 271 days
Larry Soll               04/04/88      15,000         4.083           7.083         4.083    7 years 122 days
                         05/07/93      12,750        10.625          16.167        10.625    5 years 357 days
                         05/07/93      14,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93       9,000        10.625          52.750        10.625    9 years 271 days
Sharon E. Tetlow         05/07/93      10,000        10.625          45.125        10.625    7 years  50 days
                         05/07/93       2,000        10.625          42.250        10.625    9 years 287 days
Robert C. Thompson       04/04/88       9,000         4.083           5.917         4.083    6 years 118 days
                         04/04/88       6,000         4.083           7.083         4.083    9 years 122 days
                         04/04/88       3,000         4.083           6.667         4.083    7 years 144 days
                         06/24/93      19,500        12.000          16.167        10.625    5 years 309 days
                         06/24/93      18,000        12.000          32.250        10.625    6 years 309 days
                         06/24/93      15,000        12.000          52.750        10.625    9 years 223 days
Mark D. Young            04/04/88       7,500         4.083           5.917         4.083    6 years 118 days
                         04/04/88       3,000         4.083           7.083         4.083    9 years 122 days
                         04/04/88       3,000         4.083           6.667         4.083    7 years 144 days
                         05/07/93      27,000        10.625          16.167        10.625    5 years 357 days
                         05/07/93      18,000        10.625          32.250        10.625    6 years 357 days
                         05/07/93       5,000        10.625          44.125        10.625    7 years 126 days
                         05/07/93      14,100        10.625          52.750        10.625    9 years 271 days

- ---------------

* No longer an executive officer of the Company.

COMPENSATION COMMITTEE REPORT2

     The Board of Directors of Synergen established a Compensation Committee (the "Committee") in 1986 to review and approve equity and cash compensation of executive officers and equity compensation for all

- ---------------

  2This report of the Compensation Committee of the Board of Directors appeared in the Definitive Proxy Statement for the Company's Annual Meeting of Stockholders held in May 1994. The report was written prior to the appointment of Gregory B. Abbott as President and Chief Executive Officer of the Company.

employees. The Committee believes all employees play a critical role in the Company's ultimate success, and thus all employees are eligible for the Company's equity and cash compensation plans.

     Synergen is in the research and development stage and does not receive revenues from the sale of its products. Consequently, the Committee does not deem it appropriate to base its compensation decisions on traditional financial measures of performance, including return on equity or sales. Synergen is currently funding its research and product development (including salaries) primarily from cash reserves that were received from past public offerings of equity securities.

     The Committee believes that, in general, employees' salaries (including those of executive officers) should be at the mid-point of the industry labor market and that, employees be rewarded based on performance -- individual, team and corporate. However, because of the Company's need to conserve cash, the Committee did not authorize salary increases for any of the Company's officers this year and salary increases for employees in general were lower than salary increases in recent past years. The Committee believes equity compensation -- in the form of stock options and stock bonuses -- is an excellent incentive for all employees, including executive officers, and serves to align the interests of the employees, executive officers and stockholders. In awarding equity compensation and in determining the mid-point of industry standards, the Committee reviewed independent surveys of pharmaceutical and biotechnology companies and executive compensation disclosures from biotechnology companies with similar, higher and lower market capitalizations.

     Following the close of each fiscal year, the Committee approves annual performance-based stock option grants to employees (including the named executive officers). The Committee approves a total pool of options to be distributed Company-wide and approves final allocations. The allocation process and recommendations are determined by management and the human resources department based upon salary, responsibilities and work performance. All employees who have met certain employment service criteria are eligible for awards and approximately two-thirds of the eligible employees received awards in 1993. The awards had a three-year vesting schedule and a ten-year term. Each of the named executive officers received an annual performance-based stock option grant in February 1993 to purchase between 9,000 and 15,000 shares of the Company's common stock. These awards were consistent with the awards granted to executive officers in previous years.

     In February 1993, the Company obtained the results of its initial Phase III clinical trial of ANTRIL for sepsis and plans for marketing ANTRIL for sepsis in the United States were delayed. Following the announcement of the clinical trial results, the price of the Company's common stock dropped significantly. The annual performance-based stock option awards were made prior to this announcement. On May 7, 1993, the Company cancelled the February 1993 annual stock option grants to Dr. Soll, Mr. Abbott, Mr. Collins, Dr. Thompson and Dr. Young and all other then-current employees and granted new stock options at the fair market value on May 7, 1993. These new options have a four-year vesting schedule rather than the three-year vesting schedule for the cancelled grants. Other stock options which were held by Dr. Soll, Mr. Abbott, Mr. Collins, Dr. Thompson and Dr. Young and other then-current employees were also cancelled and regranted on May 7, 1993. See "Report on Repricing of Options" and "Option Repricing Table."

     In April 1993, Mr. Saxe resigned as President and Chief Executive Officer. Following his resignation, the Board of Directors named Dr. Soll as Chief Executive Officer and appointed four other executive officers -- Mr. Abbott, Mr. Collins, Dr. Thompson and Dr. Young -- to the Office of the President. These five individuals were charged with evaluating the Company's operations, reducing the Company's staff, setting priorities for the Company and cutting or deferring the least-promising research and clinical programs in an effort to conserve cash.

     As the first move to conserve cash, each of the members of the Office of the President, upon their appointments to this office, voluntarily agreed to reduce their salaries by approximately 10 percent. Although the Committee did not mandate these salary reductions, it is supportive of them. Dr. Soll, who had been working part-time until his appointment as Chief Executive Officer, agreed to a salary equal to the reduced salary being received by the two highest paid named executive officers. The Committee also authorized a grant of stock options to purchase 6,000 shares of common stock to Dr. Soll upon his appointment to CEO. This grant was made to make Dr. Soll's stock option grants equal to those received by the members of the Office of the President thus far in 1993. Because of the Company's need to conserve cash, Dr. Soll has not received any cash bonuses or salary increases.

     In September 1993, the Committee authorized using stock option awards in place of cash salary increases for the named executive officers and certain other employees. The Committee awarded one option share for each $3 of salary increase it would have given the employee had salary increases been made. Each of the named executive officers received 3,500 shares as part of this program.

     The Committee believes the salaries of its five top executive officers are less than industry standards; however, given the special circumstances of the Company, the Committee believes it more appropriate to reward its top officers with equity rather than cash. In November 1993, the Committee, with Dr. Hirsh abstaining, approved grants of stock options to purchase 40,000 shares of common stock to each of Dr. Soll, Mr. Abbott, Mr. Collins, Dr. Thompson and Dr. Young. By the end of 1993, these executive officers had achieved their task of restructuring the Company, setting clear priorities, and keeping the Company on target with its goals in a very difficult year. The Committee believes the stock option awards will benefit the Company and the stockholders if these awards serve as personal motivation to the executive officers and as a retention plan to keep the officers at the Company. The Committee concluded that the 40,000 share awards were appropriate in consideration of stock option awards granted to chief executive officers, presidents and executive vice presidents of other companies.

     In February 1993, prior to his resignation, Mr. Saxe received a cash bonus under the terms of his employment agreement and based upon the Company's accomplishments of key objectives as set forth in the Company's strategic plan. Following Mr. Saxe's resignation, the Committee was authorized by the Board of Directors to negotiate a severance arrangement that was satisfactory to Mr. Saxe and the Company. In these negotiations, the Committee considered the terms of Mr. Saxe's employment agreement dated September 6, 1989 and the services Mr. Saxe had provided and would continue to provide to the Company. Under the termination agreement, Mr. Saxe was and is to be compensated a flat fee for consulting services for a period of 2 1/2 years ending in October 1995. The agreement also provides for certain other reimbursements. (See "Certain Employment Agreements").

     Provisions of the Internal Revenue Code limit, with certain exceptions, the deductibility by the Company for federal income tax purposes of an employee's annual compensation exceeding $1 million. None of the Company's current named executive officers have received otherwise deductible compensation exceeding this limit and the Company has not yet determined how these rules will affect its decisions as to compensation arrangements adopted in the future.

     The Committee does not administer the Stock Option Plan for Non-Employee Directors which was approved by stockholders in 1992. Under that plan, options are automatically granted on a formula basis set forth in the plan.

                                      The Compensation Committee of the Board of
                                      Directors

                                      Glenn S. Utt, Jr.
                                      Arthur H. Hayes, Jr.
Dated: April 15, 1994                 David I. Hirsh

                               PERFORMANCE GRAPH

     The stock price performance graph depicted below shall not be deemed incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act of 1933 or under the Securities Act of 1934. The stock price performance on the graph is not necessarily an indicator of future price performance.

     The graph below compares the cumulative return of Synergen against the Total Return Index for the NASDAQ Stock Market and the Total Return Index for the NASDAQ Pharmaceutical Stocks. The cumulative return depicted is based upon an initial investment of $100 over five years. The two NASDAQ indexes were prepared for NASDAQ by the Center for Research Studies in Securities Prices at the University of Chicago.

     As required by the rules under the Securities Act of 1933, the cumulative return of Synergen is based upon the last reported sale price of the common stock as reported on the NASDAQ National Market System on the last trading day of 1988, ($3.17), 1989 ($8.67), 1990 ($11.50), 1991 $(68.50), 1992 ($64.25) and
1993 ($11.375).

                                                                   NASDAQ
      Measurement Period                         NASDAQ Stock    Pharmaceuti-
    (Fiscal Year Covered)          Synergen       Index (US)      cal Index
           1988                        100            100            100
           1989                        274            121            126
           1990                        363            103            151
           1991                      2,161            165            401
           1992                      2,027            192            334
           1993                        359            219            301

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

     The following is a list of directors and executive officers of Parent and Purchaser, from which Parent shall select the Designees to be elected to the Company's Board of Directors upon the purchase by Purchaser pursuant to the Offer of such number of shares that satisfies the Minimum Condition. The information contained herein concerning Parent and Purchaser and their respective directors and executive officers has been furnished by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

     1. Directors and Executive Officers of Parent. The following table sets forth the name and present position(s) with Parent of the directors and executive officers of Parent.

          NAME                                  POSITION(S) WITH PARENT
          ----                                  -----------------------
Gordon M. Binder            Chairman of the Board, Chief Executive Officer and Director
Kevin W. Sharer             President, Chief Operating Officer and Director
Raymond F. Baddour          Director
William K. Bowes, Jr.       Director
Franklin P. Johnson, Jr.    Director
Steven Lazarus              Director
Edward J. Ledder            Director
Gilbert S. Omenn            Director
Bernard H. Semler           Director
N. Kirby Alton              Senior Vice President, Development
Robert K. Andren            Senior Vice President, Operations
Robert S. Attiyeh           Senior Vice President, Finance and Corporate Development
Dennis M. Fenton            Senior Vice President, Sales and Marketing
Daryl D. Hill               Senior Vice President, Asia Pacific
Larry A. May                Vice President, Corporate Controller and Chief Accounting
                            Officer
Daniel Vapnek               Senior Vice President, Research
Thomas E. Workman, Jr.      Vice President, Secretary and General Counsel
Linda R. Wudl               Vice President, Quality Assurance

     Set forth below with respect to each director and executive officer of Parent is the present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is c/o Amgen Inc., Amgen Center, 1840 DeHavilland Drive, Thousand Oaks, California 91320-1789. Each such person is a citizen of the United States of America and unless otherwise indicated, each person has held the position indicated above for the past five years.

     MR. GORDON M. BINDER has served as a director of Parent since October 1988. He joined Parent in 1982 as Vice President-Finance and was named Senior Vice President-Finance in February 1986. In October 1988, Mr. Binder was elected to the position of Chief Executive Officer. In July 1990, Mr. Binder was elected to the position of Chairman of the Board.

     MR. KEVIN W. SHARER has served as a director of Parent since November 1992. He has served as President and Chief Operating Officer since October 1992. Prior to joining Parent, Mr. Sharer served as President of the Business Markets Division of MCI Communications Corporation, a telecommunications company, from April 1989 to October 1992 and served in numerous executive capacities at General Electric Company from February 1984 to March 1989.

     DR. RAYMOND F. BADDOUR has served as a director of Parent since October 1980. Prior to July 1, 1989, Dr. Baddour was Lammot du Pont Professor of Chemical Engineering at the Massachusetts Institute of Technology. As of July 1, 1989, Dr. Baddour became Lammot du Pont Professor Emeritus. Mr. Baddour's business address is c/o CRB, Inc., Attn: Annette C. Baddour, 2600 Douglas Road, Suite 602, Coral Gables, Florida 33134.

     MR. WILLIAM K. BOWES, JR. has served as a director of Parent since April 1980. He has been a general partner of U.S. Venture Partners, a venture capital investment entity, since July 1981. Mr. Bowes also serves as a director of Glycomed Incorporated, Xoma Corporation, and a number of privately held U.S. Venture Partners portfolio companies and serves as the President of Presidio Management Group. Mr. Bowes's business address is U.S. Venture Partners, 2180 Sand Hill Road, Suite 300, Menlo Park, California 94025.

     MR. FRANKLIN P. JOHNSON, JR. has served as a director of Parent since October 1980. He is the general partner of Asset Management Partners, a venture capital limited partnership. Mr. Johnson has been a private venture capital investor for more than five years. He is also Chairman of the Board of Boole & Babbage, Inc. and a director of BioSurface Technology, Inc., IDEC Pharmaceuticals Corporation, Ross Stores, Inc., Tandem Computers Incorporated, Teradyne Inc. and Trinzic Corporation. Mr. Johnson's business address is Asset Management Partners, 2275 East Bayshore Road, Suite 150, Palo Alto, California 94303.

     MR. STEVEN LAZARUS has served as a director of Parent since May 1987. He has been the President and Chief Executive Officer of the Argonne National Laboratory/The University of Chicago Development Corporation ("ARCH") since it was formed in October 1986. ARCH is involved in the process of transforming scientific discoveries into viable high technology products and services. He is also the Managing Partner of ARCH Venture Fund, L.P. Mr. Lazarus also has been associate dean at the Graduate School of Business, the University of Chicago, since October 1986. Mr. Lazarus also serves as a director of Cobra Industries, Inc., Illinois Superconductor Corporation and Primark Corporation; and as Vice Chairman of the Board of Directors of The Northwestern Healthcare Network, Chicago, Illinois. Mr. Lazarus' business address is ARCH Venture Partners, 135 South LaSalle Street, Suite 3702, Chicago, Illinois 60603.

     MR. EDWARD J. LEDDER has served as a director of Parent since January 1991. In April 1981, Mr. Ledder retired as Chairman and Chief Executive Officer of Abbott Laboratories, a corporation in the principal business of developing and providing human healthcare products, where he had been employed in various executive positions since 1939. Mr. Ledder also serves as a director of Alliance International Healthcare Fund.

     DR. GILBERT S. OMENN has served as a director of Parent since January 1987. He has been Dean of the School of Public Health and Community Medicine at the University of Washington for more than five years. Dr. Omenn also is a director of Immune Response Corporation and Rohm & Haas Company. Mr. Omenn's business address is School of Public Health, SC-30, University of Washington, Seattle, Washington 98195.

     MR. BERNARD H. SEMLER has served as a director of Parent since August 1982. He has been a management consultant since July 1982. From 1974 to July 1982, he was Executive Vice President-Finance of Abbott Laboratories.

     DR. N. KIRBY ALTON became Senior Vice President, Development, in August 1993, having served as Senior Vice President, Therapeutic Product Development, since August 1992. Dr. Alton previously served as Vice President, Therapeutic Product Development, Responsible Head, from October 1988 to August 1992 and as Director, Therapeutic Product Development, from February 1986 to October 1988.

     DR. ROBERT K. ANDREN became Senior Vice President, Operations, in August 1992, having served as Vice President, Manufacturing and Engineering, since July 1991. Dr. Andren had previously served as Vice President, Pharmaceutical Manufacturing, from October 1988 to July 1991, and as Manager, Pharmaceutical Manufacturing, from June 1985 to October 1988.

     MR. ROBERT S. ATTIYEH joined Parent in July 1994 as Senior Vice President, Finance and Corporate Development. Prior to joining Parent, Mr. Attiyeh served as a director of McKinsey & Company from 1967.

     DR. DENNIS M. FENTON became Senior Vice President, Sales and Marketing, in August 1992, having served as Vice President, Process Development, Facilities and Manufacturing Services since July 1991.

Dr. Fenton had previously served as Vice President, Pilot Plant Operations and Clinical Manufacturing, from October 1988 to July 1991, and as Director, Pilot Plant Operations from 1985 to October 1988.

     MR. DARYL D. HILL became Senior Vice President, Asia Pacific, in January 1994, having served as Vice President, Quality Assurance, from October 1988 to January 1994 and as Director of Quality Assurance from January 1984 to October 1988.

     MR. LARRY A. MAY became Vice President, Corporate Controller and Chief Accounting Officer in October 1991, having served as Corporate Controller and Chief Accounting Officer from October 1988 to October 1991 and as Controller from January 1983 to October 1988.

     DR. DANIEL VAPNEK became Senior Vice President, Research, in October 1988, having served as Vice President, Research since January 1986.

     MR. THOMAS E. WORKMAN, JR. was appointed Vice President, Secretary and General Counsel in December 1992, having served as Acting General Counsel since September 1992. Prior to joining the Company, Mr. Workman was an advisory partner of Pillsbury Madison & Sutro, a law firm, from January 1992 to September 1992 and was a regular partner of Pillsbury Madison & Sutro from 1986 through December 1991.

     DR. LINDA R. WUDL became Vice President Quality Assurance in January 1994, having served as Director of Quality Control from April 1991 to January 1994, and as Manager of Quality Control from April 1987 to April 1991.

     2. Directors and Executive Officers of Purchaser. The following table sets forth the name and present position(s) with Purchaser of the directors and executive officers of Purchaser.

                 NAME                                     POSITION(S) WITH PURCHASER
                 ----                                     --------------------------
Dr. N. Kirby Alton                        Director
Robert S. Attiyeh                         Director
Dr. Michael Bevilacqua                    Director
Dr. George Morstyn                        Director
Dr. Daniel Vapnek                         Director
Thomas E. Workman, Jr.                    Director, Chief Executive Officer, Secretary and Treasurer

     Set forth below with respect to each director and executive officer of Purchaser (other than Messrs. Attiyeh and Workman and Drs. Alton and Vapnek) is the present principal occupation or employment of such persons and material occupations, position, offices or employments for the past five years of each such person. All present positions set forth below are with Parent. Each such person's business address is c/o Amgen Inc., Amgen Center, 1840 DeHavilland Drive, Thousand Oaks, CA 91320-1789, and each person is a citizen of the United States.

     For information with respect to Messrs. Attiyeh and Workman and Drs. Alton and Vapnek, please see the information set forth above with respect to their positions with Parent.

     DR. MICHAEL BEVILACQUA became a Vice President, Inflammation and Medicinal Chemistry in October 1993. Prior to joining Parent Dr. Bevilacqua was an Associate Investigator at the Howard Hughes Medical Institute in La Jolla, California as well as an Associate Professor of Pathology at the University of California at Davis from 1991 to 1993. Dr. Bevilacqua was an Assistant Professor of Pathology at Harvard Medical School from 1987 to 1991.

     DR. GEORGE MORSTYN became Vice President, Chemical Development and Chief Medical Officer in August 1993, having served as Vice President Medical and Clinical Affairs from April 1992 to August 1993. Between July 1991 and April 1992 Dr. Morstyn held other development related positions at Amgen. Between 1983 and 1991 Dr. Morstyn held various medical and research positions at the University of Melbourne, the Royal Melbourne Hospital, Austin Hospital and the Ludwig Institute for Cancer Research.

MORGAN STANLEY

                                                     MORGAN STANLEY & CO.
                                                     INCORPORATED
                                                     1251 AVENUE OF THE AMERICAS
                                                     NEW YORK, NEW YORK 10020
                                                     (212) 703-4000

                                                                         ANNEX B

                               November 17, 1994

Board of Directors
Synergen, Inc.
1885 33rd Street
Boulder, CO 80301

Gentlemen:

     We understand that Synergen, Inc. ("Synergen" or the "Company"), Amgen Inc. ("Amgen") and Amgen Acquisition Corp., a wholly owned subsidiary of Amgen ("Acquisition Sub") have entered into an Agreement and Plan of Merger, dated November 17, 1994 (the "Merger Agreement"), which provides, among other things, for (i) the commencement of Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of Synergen for $9.25 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into Synergen. Pursuant to the Merger, Synergen will become a wholly owned subsidiary of Amgen and each outstanding share of Common Stock, other than shares held in treasury or held by Amgen or any affiliate of Amgen or as to which dissenters' rights have been perfected, will be converted into the right to receive $9.25 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

     You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

     For purposes of the opinion set forth herein, we have;

     (i) analyzed certain publicly available financial statements and other information of the Company;

     (ii) analyzed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed certain financial projections prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v)    reviewed the reported prices and trading activity for the Common
            Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) participated in discussions and negotiations among representatives of the Company, Amgen and certain other parties and their financial and legal advisors;

     (ix) considered the timing and resources, financial and other, required to develop the Company's products;

                                                       MORGAN STANLEY

     (x)   reviewed the Merger Agreement, and certain related documents; and

     (xi)  performed such other analyses as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets of liabilities of the Company. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financing services for Amgen and have received fees for the rendering of these services.

     It is understood that this letter is for the information of the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent, except that this letter may be included as an exhibit to the Schedule 14D-9 distributed to the stockholders of the Company.

     Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                          Very truly yours,

                                          MORGAN STANLEY & CO.
                                          INCORPORATED

                                          By: /s/  PETER N. CRNKOVICH
                                             --------------------------
                                              Peter N. Crnkovich
                                              Managing Director

[LOGO]     ALEX. BROWN & SONS INCORPORATED
           ESTABLISHED 1800 -- AMERICA'S OLDEST INVESTMENT
           BANKING FIRM
                                                          REPLY TO: P.O. BOX 515
           MEMBERS: NEW YORK STOCK EXCHANGE, INC. AND     BALTIMORE, MD 21203
           OTHER LEADING EXCHANGES


                                                               November 17, 1994
Board of Directors
Synergen, Inc.
1885 33rd Street
Boulder, CO 80301
Dears Sirs:

     Synergen, Inc. (the "Company" or "Synergen"), Amgen Inc. (the "Parent" or "Amgen") and Amgen Acquisition Subsidiary, Inc., a wholly-owned subsidiary of Parent ("Purchaser") have entered into an Agreement and Plan of Merger dated as of November 17, 1994 (the "Agreement"). Pursuant to the Agreement, Parent will make a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Synergen ("Synergen Common Stock") for $9.25 per share net to the seller in cash. You have requested our opinion regarding the fairness, from a financial point of view, of the consideration to be received by the stockholders of Synergen pursuant to the Agreement.

     Alex. Brown & Sons Incorporated, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distribution of securities, private placements and valuations for corporate and other purposes. We have served as financial advisor to the Board of Director of Synergen in connection with the transaction and will receive a fee for our services. In the past, we have provided various financing and financial advisory services for Synergen and received customary fees for rendering such services. We maintain a market in the common stock of Synergen and Amgen and regularly publish research reports regarding the life sciences industry and the businesses and securities of publicly owned companies in that industry, including Synergen and Amgen.

     In connection with this opinion, we have reviewed the Agreement and certain publicly available financial information concerning Synergen. We have reviewed certain internal financial analyses of Synergen made available to us by the management of Synergen and have held discussions with members of the senior management of Synergen regarding its business and prospects. In addition, we have (i) reviewed the reported price and trading activity for the common stock of Synergen, (ii) compared certain financial and stock market information for Synergen with information for certain publicly traded companies which we deemed similar to Synergen, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part and (iv) performed such other studies and analyses and took into account such other matters as we considered appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections used in our analyses, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the senior management of Synergen as to the likely future performance of Synergen. We have not made an independent valuation or appraisal of the assets of Synergen, nor have we been furnished with any such valuation or appraisal. Our opinion is based on market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter.

     Based on the analysis described above and subject to the foregoing limitations and qualifications, it is our opinion that the consideration to be received by the stockholders of Synergen pursuant to the Agreement is fair from a financial point of view to such stockholders as of the date of delivery of this letter.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED

 ONE THIRTY-FIVE EAST BALTIMORE STREET, BALTIMORE, MARYLAND 21202 -- TELEPHONE:
                         410-727-1700 -- TELEX: 198186

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
    EXHIBIT                                                                            NUMBERED
    NUMBER                                 DESCRIPTION                                   PAGE
    ------                                 -----------                               ------------
     2.1      Agreement and Plan of Merger, dated as of November 17, 1994, among
              Parent, Purchaser and the Company....................................
    10.1      Confidentiality Agreement between the Company and Amgen Inc. dated
              August 22, 1994......................................................
    10.2      Form of Indemnification Agreement between the Company and each of its executive officers and directors.....................................
    10.3      Employment Agreement dated as of May 19, 1994, Amendment to Executive
              Officer Employment Agreement dated October 1, 1994, and Addendum No.
              1 to Employment Agreement dated as of October 26, 1994, between Larry
              Soll and the Company.................................................
    10.4      Employment Agreement dated May 19, 1994, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Gregory Abbott and the Company...............................
    10.5      Employment Agreement dated April 8, 1993, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Mark Young and the Company...................................
    10.6      Employment Agreement dated April 8, 1993, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Robert Thompson and the Company..............................
    10.7      Employment Agreement dated April 8, 1993, and Addendum No. 1 to
              Executive Officer Employment Agreement dated as of October 26, 1994, between Kenneth Collins and the Company..............................
    10.8      Form of Employment Agreement between the Company and its vice presidents and treasurer.............................................
    20.1      The Company's Information Statement pursuant to Section 14(f) of the
              Securities Exchange Act of 1934 and Rule 14f-1 thereunder*...........
    20.2      Copy of Letter to Stockholders, dated November 23, 1994*.............
    99.1      Press Release issued by the Company and Parent on November 18,
              1994.................................................................
    99.2      Opinions of Morgan Stanley & Co. Incorporated and Alex. Brown & Sons
              Incorporated, dated November 17, 1994*...............................

- ---------------

* Included in materials being distributed to stockholders of the Company.